Form 40-F
IAMGOLD CORP
filed 2004-05-12
CIK 1203464

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2003 Commission file number: 001-31528

IAMGold Corporation
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
(212) 735-0784
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)		220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4 Canada (416) 360-4710 (Address and telephone number of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:	Outstanding at December 31, 2003:
Common Shares	145,333,845

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
☐  Yes 82-                                     ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes        ☐  No

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of December 31, 2003 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

        Mahendra Naik serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Naik satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Naik as an audit committee financial expert does not make Mr. Naik an "expert" for any purpose, impose any duties, obligations or liability on Mr. Naik that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant's code of ethics is posted on the Registrant's web-site at www.iamgold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2003, and December 31, 2002, totaled $219,300 and $280,833, respectively, as detailed in the following table:

	Year ended December 31, 2003	Year ended December 31, 2002
Audit Fees	$107,100	$161,002
Audit Related Fees	85,000	111,965
Tax Fees	27,200	7,866
All Other Fees	—	—
TOTAL	$219,300	$280,833

Audit Fees

        These audit fees were for professional services rendered for the audits of the Registrant's consolidated financial statements, review of interim financial statements included in the Registrant's quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of the Registrant's various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

Tax Fees

        These tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

Pre-Approval Policies and Procedures

        The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant's senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2003, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

        None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The disclosure provided under the heading "Liquidity and Capital Resources — Contractual Obligations" in Exhibit 99.3 hereto is incorporated by reference herein.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
/s/ JOSEPH F. CONWAY Joseph F. Conway President and Chief Executive Officer
Date: May 10, 2004

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2003
99.2
Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001 together with the report of the auditors thereon, including a U.S. GAAP reconciliation*
99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations*
99.4	Consent of KPMG LLP, Chartered Accountants
99.5	Section 302 Certifications
99.6	Section 906 Certifications
*
Included in the Form 6-K filed with the Securities and Exchange Commission on May 10, 2004.

QuickLinks

UNDERTAKINGS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
SIGNATURES
EXHIBIT INDEX