Form 40-F
period 2004-12-31
IAMGOLD CORP
filed 2005-03-31
CIK 1203464

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2004
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

Title of Each Class:	Outstanding at December 31, 2004:
Common Shares	145,761,646

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

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of December 31, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

        No changes were made in the Registrant's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

        The Registrant's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2004, and December 31, 2003, totaled $630,200 and $219,300, respectively, as detailed in the following table:

	Year ended December 31, 2004	Year ended December 31, 2003
Audit Fees	$284,400	$192,100
Audit Related Fees	313,400	—
Tax Fees	32,400	27,200
All Other Fees	—	—

TOTAL	$630,200	$219,300

Audit Fees

        These audit fees were for professional services rendered for the audits of the Registrant's consolidated financial statements, review of interim financial statements included in the Registrant's quarterly reports, subsidiary audits and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, and transaction due diligence and other services related to the Wheaton River and Gold Fields transactions.

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

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

        The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant's senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

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

IAMGOLD CORPORATION
/s/ JOSEPH F. CONWAY Joseph F. Conway President and Chief Executive Officer

Date: March 31, 2005

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2004
99.2
Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations
99.4	Consent of KPMG LLP, Chartered Accountants
99.5	Section 302 Certifications
99.6	Section 906 Certifications

QuickLinks

UNDERTAKINGS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
SIGNATURES
EXHIBIT INDEX