Form 40-F
period 2005-12-31
IAMGOLD CORP
filed 2006-03-31
CIK 1203464

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2005
Commission file number: 001-31528

IAMGold Corporation
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
(212) 735-0784
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4 Canada (416) 360-4710 (Address and telephone number of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	New York Stock Exchange

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

Title of Each Class:	Outstanding at December 31, 2005:
Common Shares	147,648,127

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

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of December 31, 2005 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

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

AUDIT COMMITTEE FINANCIAL EXPERT

        Stephen Freedhoff serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Freedhoff satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Freedhoff as an audit committee financial expert does not make Mr. Freedhoff an "expert" for any purpose, impose any duties, obligations or liability on Mr. Freedhoff that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant's code of ethics is posted on the Registrant's web-site at www.iamgold.com.

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The disclosure provided under the heading "Audit Committee Disclosure — External Auditor Service Fees" in Exhibit 99.1 hereto is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

        None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The disclosure provided under the heading "Liquidity and Capital Resources — Contractual Obligations" in Exhibit 99.3 hereto is incorporated by reference herein.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

        The Registrant's corporate governance practices have been and continue to be in compliance with applicable New York Stock Exchange requirements.

Corporate Governance Guidelines

        According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company's website. The Registrant operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described in the Registrant's website at www.iamgold.com.

Board Committee Mandates

        The mandates of the registrant's audit committee, compensation committee and corporate governance committee are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: the Manager, Investor Relations at Fifth Floor, 220 Bay Street, Toronto, Ontario M5J 2W4 Canada.

3

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
/s/ JOSEPH F. CONWAY Joseph F. Conway President and Chief Executive Officer

Date: March 31, 2006

4

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2005
99.2
Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation (included in the Form 6-K filed with the Securities and Exchange Commission on March 31, 2006)
99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations (included in the Form 6-K filed with the Securities and Exchange Commission on March 31, 2006)
99.4	Consent of KPMG LLP, Chartered Accountants
99.5	Section 302 Certifications
99.6	Section 906 Certifications

5

QuickLinks

UNDERTAKINGS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
SIGNATURES
EXHIBIT INDEX