Form 40-F
period 2006-12-31
IAMGOLD CORP
filed 2007-04-03
CIK 1203464

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2006
Commission file number: 001-31528
 __________________________

IAMGold Corporation
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance	401 Bay Street, Suite 3200
Dorsey & Whitney LLP	P.O. Box 153
250 Park Avenue	Toronto, Ontario M5H 2Y4
New York, New York 10177	Canada
(212) 735-0784	(416) 360-4710
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	(Address and telephone number of registrant’s principal executive offices)
 _____________________________
Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange On Which Registered
Common Shares, no par value	Toronto Stock Exchange New York Stock Exchange Botswana Stock Exchange
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

Title of Each Class:	Outstanding at December 31, 2006:
Common shares, no par value	292,559,957

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes 82-    ☒   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒    Yes    ☐     No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely disclosure regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Registrant’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report.

During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

This evaluation excludes the March 13, 2006 acquisition of Gallery Gold Limited, and the November 8, 2006 acquisition of Cambior Inc. which collectively represents $1,775,973,000 of consolidated total assets and $95,884,000 of consolidated revenue of IAMGOLD Corporation in its Consolidated Financial Statements as of and for the year ended December 31, 2006.

AUDIT COMMITTEE FINANCIAL EXPERT

Stephen Freedhoff serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Stephen Freedhoff satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Stephen Freedhoff as an audit committee financial expert does not make Stephen Freedhoff an “expert” for any purpose, impose any duties, obligations or liability on Stephen Freedhoff that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of business conduct and ethics is posted on the Registrant's web-site at www.iamgold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 97 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

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

Board Committee Mandates

The mandates of the registrant's audit committee, compensation committee and corporate governance committee are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: the Director, Investor Relations at Suite 3200, 401Bay Street, P.O. Box 153, Toronto, Ontario M5H 2Y4 Canada.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: March 30, 2007	By:	/s/ Joseph Conway
Joseph Conway
President and Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form for the yearended December 31, 2006
2.	Management’s Discussion and Analysis
3.	Annual Financial Statements (Prepared in accordance with Canadian GAAP)
4.	Reconciliation of Canadian GAAP and United States GAAP
5.	Repoer of KPMG LLP
6.	Repoer of KPMG LLP
7.	Repoer of KPMG LLP
8.	Consent of KPMG LLP
9.	Consent of M. Vachon
10.	Consent of F. Clouston
11.	Consent of R. Marchand
12.	Consent of S. Thivierge
13.	Consent of D. Villeneuve
14.	Consent of E. Belzile
15.	Consent of R. Sirois
16.	Consent of R. Asselin
17.	Consent of F. Girard
18.	Consent of G. Chapman
19.	Consent of P. Levesque
20.	Consent of S. Padgett
21.	Consent of P. Sevigny
22.	Consent of S. Robins
23.	Consent of SRK Consulting
24.	Consent of M. Brewster
25.	Consent of A. Croal
26.	Consent of M. Edwards
27.	Consent of H. Hadlow
28.	Consent of M. Tomkinson
29.	Consent of R. Bray
30.	Consent of L. Putland
31.	Consent of J. Mamphey
32.	Consent of J. McCombe
33.	Consent of P.Day
34.	Consent of W. Valiant
35.	Consent of A. Aitchison
36.	Consent of P. Godin
37.	Consent of P. Simard
38.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
39.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.