Form 40-F/A
period 2007-12-31
IAMGOLD CORP
filed 2008-04-02
CIK 1203464

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT NO. 1 to FORM 40-F

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 293,763,672

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     ☐ Yes     ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐ No

EXPLANATORY NOTE

This Amendment No.1 to Form 40-F for the year ended December 31, 2007 is being filed to correct the date of the Comments by KPMG LLP filed as Exhibit 99.10 and to provide the consent of Kim Bischoff in Exhibit 99.38.

EXHIBITS
99.1*	Annual Information Form of the Company for the year ended December 31, 2007
99.2*	Management’s Discussion and Analysis
99.3*	Annual Financial Statements
99.4*	Reconciliation of Canadian GAAP and United States GAAP
99.5*	Report of KPMG LLP
99.6*	Report of KPMG LLP
99.7(1)	Consent of KPMG LLP
99.8(1)	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.9(1)	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10(1)	Comments by KPMG LLP, Chartered Accountants
99.11*	Consent of R. Asselin
99.12*	Consent of E. Tremblay
99.13*	Consent of F. Clouston
99.14*	Consent of E. Belzile
99.15*	Consent of P. Godin
99.16*	Consent of R. Marchand
99.17*	Consent of N. Johnson
99.18*	Consent of L. Putland
99.19*	Consent of M. Tomkinson
99.20*	Consent of F. Girard
99.21*	Consent of P. Simard
99.22*	Consent of N. Chouinard
99.23*	Consent of S. Robins
99.24*	Consent of K. Bartsch
99.25*	Consent of S. Thivierge
99.26*	Consent of D. Villeneuve
99.27*	Consent of G. Voicu
99.28*	Consent of P. Pecek
99.29*	Consent of P. Johnson
99.30*	Consent of G. Chapman
99.31*	Consent of P. Levesque
99.32*	Consent of E. Williams
99.33*	Consent of M. Brewster
99.34*	Consent of W. Valliant
99.35*	Consent of W. Roscoe
99.36*	Consent of D. Ross
99.37*	Consent of R. Bray
99.38(1)	Consent of K. Bischoff
_____________________________________________________________________________________________
 * previously filed

(1)	Replaces exhibit of same description as filed with the annual report on Form 40-F dated March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Joseph F. Conway
Name:	Joseph F. Conway
Title:	President and Chief Executive Officer

Date: April 2, 2008