Form 40-F/A
period 2006-12-31
IAMGOLD CORP
filed 2009-03-09
CIK 1203464

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-31528

IAMGOLD CORPORATION
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)
401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4 Canada (416) 360-4710 (Address and telephone number of registrant's principal executive offices)

DL Services, Inc.
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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
December 31, 2006
Common shares, no par value	292,559,957

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
                     ☒ Yes                      ☐ No

 EXPLANATORY NOTE FOR 2006

        This Amendment No.1 to Form 40-F for the year ended December 31, 2006 is being filed to correct the accounting for stripping costs in the Reconciliation with United States Generally Accepted Accounting Principles — Item 17 for the years ended December 31, 2006, 2005 and 2004 as described in Note 1 in the amended Exhibit 99.4. As a result, the Report of KPMG LLP and Consent of KPMG LLP have been amended in Exhibits 99.6 and 99.40 and the certifications of the Chief Executive Officer and the Chief Financial Officer and the previous consent of KPMG have been re-filed in Exhibits 99.38, 99.39 and 99.8 respectively.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
/s/ JOSEPH CONWAY
Joseph Conway President and Chief Executive Officer

Date: March 9, 2009

 EXHIBIT INDEX

        The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1*	Annual Information Form for the year ended December 31, 2006
99.2*	Management's Discussion and Analysis
99.3*	Annual Financial Statements (Prepared in accordance with Canadian GAAP)
99.4(1)	Reconciliation of Canadian GAAP and United States GAAP
99.5*	Report of KPMG LLP
99.6(1)	Report of KPMG LLP
99.7*	Report of KPMG LLP
99.8	Consent of KPMG LLP
99.9*	Consent of M. Vachon
99.10*	Consent of F. Clouston
99.11*	Consent of R. Marchand
99.12*	Consent of S. Thivierge
99.13*	Consent of D. Villeneuve
99.14*	Consent of E. Belzile
99.15*	Consent of R. Sirois
99.16*	Consent of R. Asselin
99.17*	Consent of F. Girard
99.18*	Consent of G. Chapman
99.19*	Consent of P. Levesque
99.20*	Consent of S. Padgett
99.21*	Consent of P. Sevigny
99.22*	Consent of S. Robins
99.23*	Consent of SRK Consulting
99.24*	Consent of M. Brewster
99.25*	Consent of A. Croal
99.26*	Consent of M. Edwards
99.27*	Consent of H. Hadlow
99.28*	Consent of M. Tomkinson
99.29*	Consent of R. Bray
99.30*	Consent of L. Putland
99.31*	Consent of J. Mamphey
99.32*	Consent of J. McCombe
99.33*	Consent of P.Day
99.34*	Consent of W. Valiant
99.35*	Consent of A. Aitchison
99.36*	Consent of P. Godin
99.37*	Consent of P. Simard
99.38	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.39	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.40	Consent of KPMG LLP

*
previously filed

(1)
Replaces exhibit of same description as filed with the annual report on Form 40-F dated April 3, 2007.

QuickLinks

EXPLANATORY NOTE FOR 2006
SIGNATURES
EXHIBIT INDEX