Form 40-F/A
period 2007-12-31
IAMGOLD CORP
filed 2009-03-09
CIK 1203464

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
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
401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4 (416) 360-4710 (Address and Telephone Number of Registrant's Principal Executive Offices)

DL Services, Inc.
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
                     ☒ Yes                      ☐ No

 EXPLANATORY NOTE FOR 2007

        This Amendment No. 2 to Form 40-F for the year ended December 31, 2007 is being filed to correct the accounting for stripping costs in the Reconciliation with United States Generally Accepted Accounting Principles—Item 17 for the years ended December 31, 2007, 2006 and 2005 as described in Note 1 and to revise the reconciliation from Item 17, as previously filed, to Item 18 in the amended Exhibit 99.4. As a result, the Report of KPMG LLP and the Consent of KPMG LLP have been amended in Exhibits 99.6 and 99.39 and the certifications of the Chief Executive Officer and the Chief Financial Officer and the previous consent of KPMG LLP have been re-filed in Exhibits 99.8, 99.9 and 99.7 respectively.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION
By:	/s/ JOSEPH F. CONWAY
Name:	Joseph F. Conway
Title:	President and Chief Executive Officer
Date: March 9, 2009

EXHIBITS

99.1*	Annual Information Form of the Company for the year ended December 31, 2007
99.2*	Management's Discussion and Analysis
99.3*	Annual Financial Statements
99.4(1)	Reconciliation of Canadian GAAP and United States GAAP
99.5*	Report of KPMG LLP
99.6(1)	Report of KPMG LLP
99.7	Consent of KPMG LLP
99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.9	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10*	Comments by KPMG LLP, Chartered Accountants
99.11*	Consent of R. Asselin
99.12*	Consent of E. Tremblay
99.13*	Consent of F. Clouston
99.14*	Consent of E. Belzile
99.15*	Consent of P. Godin
99.16*	Consent of R. Marchand
99.17*	Consent of N. Johnson
99.18*	Consent of L. Putland
99.19*	Consent of M. Tomkinson
99.20*	Consent of F. Girard
99.21*	Consent of P. Simard
99.22*	Consent of N. Chouinard
99.23*	Consent of S. Robins
99.24*	Consent of K. Bartsch
99.25*	Consent of S. Thivierge
99.26*	Consent of D. Villeneuve
99.27*	Consent of G. Voicu
99.28*	Consent of P. Pecek
99.29*	Consent of P. Johnson
99.30*	Consent of G. Chapman
99.31*	Consent of P. Levesque
99.32*	Consent of E. Williams
99.33*	Consent of M. Brewster
99.34*	Consent of W. Valiant
99.35*	Consent of W. Roscoe
99.36*	Consent of D. Ross
99.37*	Consent of R. Bray
99.38*	Consent of K. Bischoff
99.39	Consent of KPMG

*
previously filed

(1)
Replaces exhibit of same description as filed with the annual report on Form 40-F dated March 31, 2008.

QuickLinks

EXPLANATORY NOTE FOR 2007
SIGNATURES