Form 40-F
IAMGOLD CORP
filed 2009-03-31
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 295,716,675

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☒ Yes        ☐ No

EXPLANATORY NOTE

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our potential need for and ability to obtain additional financing;

•	risk related to our earnings being directly related to the market prices for various minerals;

•	risks related to our need to continually replace reserves depleted by production to maintain production levels over the long term;

•	risks related to our ability to sustain or increase present levels of gold production which is subject to numerous known and unknown risks;

•	risks related to the location of our primary properties, including political, economic, and regulatory instability;

•	risks related to the global financial markets and their impact on the global economy and the gold mining industry;

•	risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

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

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental policies and regulations;

•	risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•	risk of violating our covenants contained in the 2008 Credit Facility which may cause us to be in default;

•	risks related to being a holding company;

•	risk related to the use of derivative instruments including credit risk, market liquidity risk and unrealized mark-to-market risk;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to our land reclamation requirements for our properties which may be burdensome;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to our mining properties being subject to various royalty, carried ownership interests and land payment agreements;

•	risks related to continuously evolving legislation, which may have unknown and negative impact on operations;

•	risks related to operating properties through joint ventures;

•	risks related to the integration of acquisitions;

•	risks of labor disruptions at our properties;

•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

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

NOTE TO UNITED STATES READERS –

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”). They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are reflected in the reconciliation of Canadian and United States GAAP attached to this Form 40-F as Exhibit 99.4.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00= CDN$1.2240.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see the schedule of reconciliations of Canadian and United States GAAP attached to this Form 40-F as Exhibit 99.4.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 and no material weaknesses were discovered.

The Company acquired control of EURO Ressources S.A. (“EURO”) in December 2008. Management of the Company excluded the operations of the former EURO from its assessment of the effectiveness of the Company’s internal control over financial reporting. The EURO operations represent $105.0 million of total assets at December 31, 2008 and revenue of $15,000 for the year ended December 31, 2008 on the Company’s consolidated financial statements amounts.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended December 31, 2008. The auditor’s attestation is filed as Exhibit 99.5 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is required to describe its practices and policies with regard to corporate governance, in accordance with Canadian securities regulatory requirements, by way of a corporate governance statement contained in the Company’s annual report or information circular. The Company is listed on the Toronto Stock Exchange (“TSX”), Botswana Stock Exchange (“BSE”) and the New York Stock Exchange (“NYSE”) and also complies with the specific corporate governance requirements of the exchanges, as they relate to the Company. As the Company is listed on the NYSE, the Company complies as necessary with the rules and guidelines of the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with applicable securities regulatory requirements, and laws generally, including, without limitation, those introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE, as well as Canadian securities regulatory authorities, within the timeframes specified as the revisions and new requirements come into effect.

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

Canadian National Instrument 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all Canadian public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out in the Company’s annual report or information circular.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 133 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.

Audit Committee Financial Expert

The board of directors has determined that all members of the audit committee (John Caldwell (Chair), Stephen Freedhoff, Mahendra Naik and Jean-Andre Elie) are financial experts, in that they each have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee are appointed and replaced from time to time by resolution of the board of directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the board of directors for approval the annual financial statements, Management’s Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee Charter is available on the Company’s website at www.iamgold.com or in print to any shareholder who provides the Company with a written request to the Assistant Corporate Secretary at 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario M5H 2Y4.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2008. See page 137 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 136 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate. The Company has established an anonymous, confidential report system, administered by a third party, through which any concern of any employee regarding the integrity of the financial reporting system, the financial reporting process, the financial statements themselves, or the Company’s compliance with applicable laws generally, may by sent directly to the Chairs of the Audit and Corporate Governance Committees, each independent directors.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to the directors and senior officers of the Company.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, which waiver may be made only by the Board in respect of senior officers, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct and Ethics is located on its website at www.iamgold.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations “ contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS
99.1	Annual Information Form of the Company for the year ended December 31, 2008

99.2	Management’s Discussion and Analysis (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 27, 2009)

99.3	Annual Financial Statements (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 27, 2009)

99.4	Reconciliation with United States Generally Accepted Accounting Principles- Item 18

99.5	Report of Independent Registered Public Accounting Firm

99.6	Auditor’s Report on Reconciliation to United States GAAP

99.7	Comments by Auditors for US Readers on Canada - US Reporting Differences

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.9	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Consent of Independent Registered Public Accounting Firm

99.11	Consent of P. Bedell

99.12	Consent of E. Belzile

99.13	Consent of F. Clouston

99.14	Consent of L. Gignac

99.15	Consent of L.P. Gignac

99.16	Consent of I. Glacken

99.17	Consent of P. Godin

99.18	Consent of J. Hawxby

99.19	Consent of P. Johnson

99.20	Consent of P. Pelletier

99.21	Consent of L J Putland

99.22	Consent of R. Sirois

99.23	Consent of R. Skelton

99.24	Consent of SRK (UK) Limited

99.25	Consent of M. Tomkinson

99.26	Consent of D. Vallieres

99.27	Consent of G. Mining Services Inc.

99.28	Consent of Golder Associates Ltd.

99.29	Consent of GRD Minproc

99.30	Consent of Optiro Pty Ltd.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Joseph F. Conway
Name:	Joseph F. Conway
Title:	President and Chief Executive Officer

Date: March 31, 2009