Form 40-F
period 2009-12-31
IAMGOLD CORP
filed 2010-03-31
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Columbia Center

701 5th Avenue, Suite 6100

Seattle, WA 98104

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 368,887,211

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

EXPLANATORY NOTE

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

Exhibits 99.1 through 99.7 are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-160534).

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

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

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental policies and regulations;

•	risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•	risk of violating our covenants contained in the 2010 Amended Credit Facility which may cause us to be in default;

•	risks related to being a holding company;

•	risk related to the use of derivative instruments including credit risk, market liquidity risk and unrealized mark-to-market risk;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	health risks associated with the mining work force in Africa;

•	risks related to our land reclamation requirements for our properties which may be burdensome;

•	risks related to the inability to control standards of non-controlled assets;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to our mining properties being subject to various royalty, carried ownership interests and land payment agreements;

•	risks related to continuously evolving legislation, which may have unknown and negative impact on operations;

•	risks related to operating properties through joint ventures;

•	risks related to the integration of acquisitions;

•	risks of labor disruptions at our properties;

•	risks and unknown costs of litigation;

•	risks related to undetected failures in internal controls over financial reporting;

•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”). They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are reflected in the reconciliation of Canadian and United States GAAP attached to this Form 40-F as Exhibit 99.4.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00= CDN$1.0466.

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

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between

Canadian and United States generally accepted accounting principles, see the schedule of reconciliations of Canadian and United States GAAP attached to this Form 40-F as Exhibit 99.4.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended December 31, 2009. The auditor’s attestation is filed as Exhibit 99.5 and is incorporated by reference in this annual report on Form 40-F.

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

The Company’s Board of Directors has separately designated standing Human Resources and Compensation, Nominating and Corporate Governance and Audit and Finance Committees. The Company’s Board of Directors has determined that all the members of the Human Resources and Compensation, Nominating and Corporate Governance and Audit and Finance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the NYSE Listed Company Manual.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit and Finance Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit and Finance Committee are identified on page 132 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Company’s Board of Directors, all members of the Audit and Finance Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.

Audit Committee Financial Expert

The Board has determined that all members of the Audit and Finance Committee (John Caldwell (Chair), Donald K. Charter and Mahendra Naik) are financial experts, in that they each have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit and Finance Committee are appointed and replaced from time to time by resolution of the Board.

The Audit and Finance Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit and Finance Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the Board for approval the annual financial statements, Management’s Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit and Finance Committee Charter is attached to the Company’s Annual Information Form incorporated by reference hereto as Exhibit 99.1 and available on the Company’s website at www.iamgold.com or in print to any shareholder who provides the Company with a written request to the Assistant Corporate Secretary at 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario M5H 2Y4.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2009. See page 135 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

See page 135 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

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

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to the same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to the directors and senior officers of the Company.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, which waiver may be made only by the Board in respect of senior officers, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Business Conduct and Ethics is located on its website at www.iamgold.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Reconciliation with United States Generally Accepted Accounting Principles- Item 18

99.5	Report of Independent Registered Public Accounting Firm

99.6	Auditor’s Report on Reconciliation to United States GAAP

99.7	Comments by Auditors for US Readers on Canada - US Reporting Differences

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.9	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Consent of KPMG LLP

99.11	Consent of P. Bedell

99.12	Consent of E. Belzile

99.13	Consent of F. Clouston

99.14	Consent of L. Gignac

99.15	Consent of L.P. Gignac

99.16	Consent of I. Glacken

99.17	Consent of P. Godin

99.18	Consent of J. Hawxby

99.19	Consent of G. Voicu

99.20	Consent of P. Pelletier

99.21	Consent of L. J. Putland

99.22	Consent of R. Sirois

99.23	Consent of R. Skelton

99.24	Consent of SRK (UK) Limited

99.25	Consent of M. Tomkinson

99.26	Consent of D. Vallieres

99.27	Consent of G. Mining Services Inc.

99.28	Consent of Golder Associates Ltd.

99.29	Consent of GRD Minproc

99.30	Consent of Optiro Pty Ltd.

99.31	Consent of P. Simard

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Peter C. Jones
Name:	Peter C. Jones
Title:	Interim President and Chief Executive Officer

Date: March 31, 2010