Form 40-F
period 2010-12-31
IAMGOLD CORP
filed 2011-03-28
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 372,849,289

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

EXPLANATORY NOTE

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

Exhibits 99.1 through 99.6 are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-160534).

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

•	risks related to currency fluctuations;

•	risk related to the use of derivative instruments including credit risk, market liquidity risk and unrealized mark-to-market risk;

•	risk related to access to changes in mining tax regimes in foreign jurisdictions;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to the inability to control standards of non-controlled assets;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to the integration of acquisitions;

•	risks related to the inability to maintain adequate insurance to cover all potential risks; and

•	risks and unknown costs of litigation.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00= CDN$0.9946.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see the schedule of reconciliations of Canadian and United States GAAP attached to this Form 40-F as Exhibit 99.4.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended December 31, 2010. The auditor’s attestation is filed as Exhibit 99.6 and is incorporated by reference in this annual report on Form 40-F.

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

CORPORATE GOVERNANCE

The Company is required to describe its practices and policies with regard to corporate governance, in accordance with Canadian securities regulatory requirements, by way of a corporate governance statement contained in the Company’s annual report or information circular. The Company is listed on the Toronto Stock Exchange (“TSX”), Botswana Stock Exchange (“BSE”) and the New York Stock Exchange (“NYSE”) and also complies with the specific corporate governance requirements of the exchanges, as they relate to the Company. As the Company is listed on the NYSE, the Company complies as necessary with the rules and guidelines of the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with applicable securities regulatory requirements, and laws generally, including, without limitation, those introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE, as well as Canadian securities regulatory authorities, within the timeframes specified as the revisions and new requirements come into effect. The Company posts a statement of corporate governance practices on its website, available at http://www.iamgold.com/English/Corporate/Corporate-Governance/default.aspx.

The Company’s Board of Directors has separately designated standing Compensation, Corporate Governance and Nominating and Audit and Finance Committees. The Company’s Board of Directors has determined that all the members of the Compensation, Corporate Governance and Nominating and Audit and Finance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the NYSE Listed Company Manual.

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

AUDIT AND FINANCE COMMITTEE

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

Audit and Finance Committee Financial Expert

The Board has determined that all members of the Audit and Finance Committee (John Caldwell (Chair), Donald K. Charter, Mahendra Naik and Peter C. Jones) are financial experts, in that they each have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit and Finance Committee are appointed and replaced from time to time by resolution of the Board.

The Audit and Finance Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit and Finance Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the Board for approval the annual financial statements, MD&A, and undertakes other activities required by regulatory authorities.

Audit and Finance Committee Charter

The Company’s Audit and Finance Committee Charter is attached to the Company’s Annual Information Form incorporated by reference hereto as Exhibit 99.1 and available on the Company’s website at www.iamgold.com or in print to any shareholder who provides the Company with a written request to the Corporate Secretary at 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario M5H 2Y4.

PRINCIPAL ACCOUNTING FEES AND SERVICES—INDEPENDENT AUDITORS

KPMG LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2010. See pages 139-140 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 139 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate. The Company has established an anonymous, confidential report system, administered by a third party, through which any concern of any employee regarding the integrity of the financial reporting system, the financial reporting process, the financial statements themselves, or the Company’s compliance with applicable laws generally, may be sent directly to the Chairs of the Audit and Finance and Corporate Governance Committees, each independent directors.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis—Contractual Obligations” contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Reconciliation to Generally Accepted Accounting Principles in the United States

99.5	Report of Independent Registered Public Accounting Firm

99.6	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of KPMG LLP

99.10	Consent of P. Bedell

99.11	Consent of E. Belzile

99.12	Consent of F. Clouston

99.13	Consent of L. Gignac

99.14	Consent of L.P. Gignac

99.15	Consent of I. Glacken

99.16	Consent of P. Godin

99.17	Consent of J. Hawxby

99.18	Consent of G. Voicu

99.19	Consent of P. Pelletier

99.20	Consent of L. J. Putland

99.21	Consent of R. Sirois

99.22	Consent of R. I. Skelton

99.23	Consent of SRK (UK) LTD

99.24	Consent of M. Tomkinson

99.25	Consent of D. Vallieres

99.26	Consent of G. Mining Services Inc.

99.27	Consent of Golder Associates Ltd.

99.28	Consent of GRD Minproc

99.29	Consent of Optiro Pty Ltd.

99.30	Consent of P. Simard

99.31	Consent of A. Savoie

99.32	Consent of P. Levesque

99.33	Consent of Belzile Solutions Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

	By:	/s/ S.J.J. Letwin
	Name:	Stephen J.J. Letwin
	Title:	President & Chief Executive Officer

Date: March 28, 2011