Form 40-F
period 2011-12-31
IAMGOLD CORP
filed 2012-03-23
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 375,918,655

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

EXPLANATORY NOTE

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

Exhibits 99.1 through 99.5 are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-175246).

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risk related to hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions;

•	risks related to delays and repair costs resulting from equipment failure;

•	risk related to access to changes in mining tax regimes in foreign jurisdictions;

•

risks related to changes in the market price of gold, niobium, and other minerals which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;

•	risks related to the global financial markets and their impact on the global economy and the gold mining industry;

•	risks related to recent market events and conditions and the deterioration of general economic indicators;

•	risks related to our need to continually replace reserves depleted by production to maintain production levels over the long term;

•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	risks related to our potential need for and ability to obtain additional financing;

•	risk related to the potential to default under our credit facility due to violation of covenants therein;

•	risks related to the location of our primary properties, including political, economic, and regulatory instability;

•	risks related to the differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests (including goodwill) and actual fair values;

•	risk related to the use of derivative instruments including credit risk, market liquidity risk and unrealized mark-to-market risk;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks and hazards inherent to the mining industry, most of which are beyond our control;

•	risks related to the availability of commodities used by us;

•	risks related to the lack of infrastructure and other risks related to the geographical areas in which we carry out our operations, including the availability of sufficient water supplies;

•	risks related to labour disruptions;

•	health risks associated with the mining work force in Africa, Québec and Suriname;

•	risks related to disruptions in the communities surrounding our properties;

•	risks related to compliance with the extensive laws and regulations governing the environment, health and safety of our mining and processing operations and exploration activities;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to the ability to obtain required licenses and permits from various governmental authorities in order to exploit our properties;

•	risks and expenses related to reclamation costs and related liabilities;

•	risks related to continuously evolving legislation, which may have unknown and negative impact on operations;

•	risks normally associated with the conduct of joint ventures;

•	risks related to the inability to control standards of non-controlled assets;

•	risks related to undetected failures in internal controls over financial reporting;

•	risks related to the construction, development and start-up of the Westwood Project;

•	risks associated with pursuing a block caving mining method to expand the Niobec Mine;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to the ability to acquire new properties and the integration of acquisitions;

•	risks related to the inability to maintain adequate insurance to cover all potential risks;

•	risks related to the training of works and the resettlement of local communities in connection with any proposed expansion of the Essakane Gold Mine;

•	risks and unknown costs of litigation;

•	risks related to some of the Company’s directors and officers being involved with other mining companies;

•	risks related to the Company’s strategic planning process in light of constantly changing market conditions; and

•	risks related to the Company’s ability to compete successfully with its competitors in acquiring exploration properties and mining assets

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”). They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2011, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00= CDN$1.0170.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statement of earnings, comprehensive income, changes in equity and cash flow for each of the years in the two-year period ended December 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended December 31, 2011. The auditor’s attestation is filed as Exhibit 99.5 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CORPORATE GOVERNANCE

The Company is required to describe its practices and policies with regard to corporate governance, in accordance with Canadian securities regulatory requirements, by way of a corporate governance statement contained in the Company’s annual report or information circular. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and also complies with the specific corporate governance requirements of the exchanges, as they relate to the Company. As the Company is listed on the NYSE, the Company complies as necessary with the rules and guidelines of the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with applicable securities regulatory requirements, and laws generally, including, without limitation, those introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE, as well as Canadian securities regulatory authorities, within the timeframes specified as the revisions and new requirements come into effect. The Company posts a statement of corporate governance practices on its website, available here http://www.iamgold.com/English/Corporate/Corporate-Governance/default.aspx.

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

AUDIT AND FINANCE COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit and Finance Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit and Finance Committee are identified on page 122 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Company’s Board of Directors, all members of the Audit and Finance Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.

Audit and Finance Committee Financial Expert

The Board has determined that all members of the Audit and Finance Committee (John Caldwell (Chair), Donald K. Charter, Mahendra Naik and Guy G. Dufresne) are financial experts, in that they each have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2011. See pages 126-127 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

See page 126 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Financial Risks — Contractual Obligations” on page 44 in Exhibit 99.2, as filed with this annual report on Form 40-F, contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Report of Independent Registered Public Accounting Firm

99.5	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of P. Bedell

99.10	Consent of E. Belzile

99.11	Consent of F. Clouston

99.12	Consent of L. Gignac

99.13	Consent of L.P. Gignac

99.14	Consent of I. Glacken

99.15	Consent of P. Godin

99.16	Consent of J. Hawxby

99.17	Consent of G. Voicu

99.18	Consent of P. Pelletier

99.19	Consent of R. Sirois

99.20	Consent of Roscoe Postle Associates Inc.

99.21	Consent of G. Clow

99.22	Consent of B. Salmon

99.23	Consent of M. Lavigne

99.24	Consent of D. Vallieres

99.25	Consent of G. Mining Services Inc.

99.26	Consent of Golder Associates Ltd.

99.27	Consent of GRD Minproc (Pty) Ltd.

99.28	Consent of Optiro Pty Ltd.

99.29	Consent of P. Simard

99.30	Consent of A. Savoie

99.31	Consent of P. Levesque

99.32	Consent of Belzile Solutions Inc.

99.33	Consent of B. McDonough

99.34	Consent of M.F. Bugnon

99.35	Consent of PJ Lafleur

99.36	Consent of PJ Lafleur Geo Conseil Inc.

99.37	Consent of M. Ayad

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/S/ STEPHEN J.J. LETWIN
Name:	Stephen J.J. Letwin
Title:	President & Chief Executive Officer

Date: March 23, 2012