Form 40-F
period 2012-12-31
IAMGOLD CORP
filed 2013-03-26
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: [376,536,950]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

EXPLANATORY NOTE

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

Exhibits 99.1 through 99.3 are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-175246).

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risk related to hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions;

•	risks related to delays and repair costs resulting from equipment failure;

•	risk related to changes to and differing interpretations of mining tax regimes in foreign jurisdictions;

•	risks related to changes in the market price of gold, niobium, and other minerals;

•	risks related to past unprecedented events in global financial markets;

•	risks related to past market events and conditions and the deterioration of general economic indicators;

•	risks related to our ability to replace reserves depleted by production;

•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	risks related to fluctuations in exchange rates of currencies;

•	risks related to our potential need for and ability to obtain additional financing to meet capital expenditure plans;

•	risks associated with being a multinational company;

•	risk related to the potential to default under our credit facility or senior unsecured notes due to violation of covenants therein;

•	risks related to the differences between the assumptions used to determine fair value estimates with respect to the carrying amount of mineral interests (including goodwill) and actual fair values;

•	risk related to the use of derivative instruments;

•	risk related to the accuracy of mineral reserve and mineral resource estimates;

•	risks related to uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees;

•	risks and hazards inherent to the mining industry, most of which are beyond our control;

•	risks related to market prices and availability of commodities used by us;

•	risks related to the lack of infrastructure and other risks related to the geographical areas in which we carry out our operations;

•	risks related to labor disruptions and other disruptions caused by mining accidents which may involve personal injury to or death of employees or contractors;

•	health risks associated with the mining work force in Africa, Canada and Suriname;

•	risks related to disruptions in the communities surrounding our properties;

•	risks related to compliance with the extensive laws and regulations governing the environment, health and safety of our mining and processing operations and exploration activities;

•	risks related to the conduct of business in foreign countries including varying degrees of political and economic risk, which include political unrest and foreign military intervention;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to the ability to obtain required licenses and permits from various governmental authorities in order to exploit our properties;

•	risks and expenses related to reclamation costs and related liabilities;

•	risks related to continuously evolving legislation, such as the mining legislation in French Guiana and Québec, which may have unknown and negative impact on operations;

•	risks normally associated with the conduct of joint ventures;

•	risks related to the inability to control standards of non-controlled assets;

•	risk and unknown costs of litigation;

•	risks related to undetected failures in internal controls over financial reporting;

•	risk related to making acquisitions, including the integration of operations;

•

risks related to the construction, development and start-up of the Westwood and Côté Gold Projects and potential further expansion activities at the Niobec niobium mine and the Essakane, Sadiola and Rosebel gold mines;

•	risks related to the training of workers and the resettlement of local communities in connection with any proposed expansion of the Essakane Gold Mine; and

•	risks related to dependence on key personnel.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00= CDN$0.9949.

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

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statement of earnings, comprehensive income, changes in equity and cash flow for each of the years in the two-year period ended December 31, 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended December 31, 2012. The auditor’s attestation is included on page 46 of Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

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

AUDIT AND FINANCE COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit and Finance Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit and Finance Committee are identified on page 128 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Company’s Board of Directors, all members of the Audit and Finance Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.

Audit and Finance Committee Financial Expert

The members of the Audit and Finance Committee are John Caldwell (Chair), Guy G. Dufresne, Richard Hall and Mahendra Naik. The Board has determined that John Caldwell, Guy G. Dufresne and Mahendra Naik are financial experts, in that each of them has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2012. See page 133 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See pages 132 and 133 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written code of conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate. The Company has established an anonymous, confidential report system, administered by a third party, through which any concern of any employee regarding the integrity of the financial reporting system, the financial reporting process, the financial statements themselves, or the Company’s compliance with applicable laws generally, may be sent directly to the Chairs of the Audit and Finance and Nominating and Corporate Governance Committees, each independent directors.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Financial Risks — Contractual Obligations” on page 23 in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Consent of P. Bedell

99.8	Consent of E. Belzile

99.9	Consent of L. Gignac

99.10	Consent of L.P. Gignac

99.11	Consent of I. Glacken

99.12	Consent of P. Godin

99.13	Consent of J. Hawxby

99.14	Consent of G. Voicu

99.15	Consent of P. Pelletier

99.16	Consent of R. Sirois

99.17	Consent of Roscoe Postle Associates Inc.

99.18	Consent of G. Clow

99.19	Consent of B. Salmon

99.20	Consent of M. Lavigne

99.21	Consent of D. Vallieres

99.22	Consent of G. Mining Services Inc.

99.23	Consent of Golder Associates Ltd.

99.24	Consent of AMEC GRD SA

99.25	Consent of Optiro Pty Ltd.

99.26	Consent of P. Simard

99.27	Consent of A. Savoie

99.28	Consent of P. Levesque

99.29	Consent of Belzile Solutions Inc.

99.30	Consent of B. McDonough

99.31	Consent of E. Williams

99.32	Consent of J. Lavigne

99.33	Consent of W. Roscoe

99.34	Consent of R. Morel

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J. J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: March 25 , 2013