Form 40-F/A
period 2012-12-31
IAMGOLD CORP
filed 2014-01-14
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(AMENDMENT NO. 1)

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

☒  Annual Information Form                    ☐  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 376,536,950

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

EXPLANATORY NOTE

IAMGOLD Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to its annual report on Form 40-F for the year ended December 31, 2012 in order to file with the United States Securities and Exchange Commission (the “SEC”) its Revised Annual Information Form dated January 8, 2014 (the “Revised AIF”), which is also being filed with securities regulators in Canada. The Revised AIF includes additional disclosure regarding the Company’s subsidiaries and properties. The Revised AIF, which is included as Exhibit 99.1 hereto, supersedes the earlier filed version. Certifications under Section 302 of the Sarbanes-Oxley Act and expert consents, are also filed herewith. No other portions of the Company’s annual report on Form 40-F for the year ended December 31, 2012 are amended.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is a Canadian foreign private issuer and is permitted under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s Revised AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

EXHIBITS

99.1	Revised Annual Information Form of the Company for the year ended December 31, 2012*

99.2	Management’s Discussion and Analysis**

99.3	Annual Financial Statements**

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934*

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

99.6	Consent of KPMG LLP**

99.7	Consent of P. Bedell*

99.8	Consent of E. Belzile*

99.9	Consent of L. Gignac*

99.10	Consent of L.P. Gignac*

99.11	Consent of I. Glacken*

99.12	Consent of P. Godin*

99.13	Consent of J. Hawxby*

99.14	Consent of G. Voicu*

99.15	Consent of P. Pelletier*

99.16	Consent of R. Sirois*

99.17	Consent of Roscoe Postle Associates Inc.*

99.18	Consent of G. Clow*

99.19	Consent of B. Salmon*

99.20	Consent of M. Lavigne*

99.21	Consent of D. Vallieres*

99.22	Consent of G. Mining Services Inc.*

99.23	Consent of Golder Associates Ltd. *

99.24	Consent of AMEC GRD SA*

99.25	Consent of Optiro Pty Ltd.*

99.26	Consent of A. Savoie*

99.27	Consent of P. Levesque*

99.28	Consent of Belzile Solutions Inc.*

99.29	Consent of B. McDonough*

99.30	Consent of E. Williams*

99.31	Consent of J. Lavigne*

99.32	Consent of W. Roscoe*

99.33	Consent of R. Morel*

99.34	Consent of F. Ferland*

99.35	Consent of L Grenier*

99.36	Consent of J-F. Tremblay*

99.37	Consent of P. Gaultier*

99.38	Consent of G. Ferlatte*

*	Filed herewith
**	Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J. J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: January 14, 2014