Form 40-F
period 2013-12-31
IAMGOLD CORP
filed 2014-03-21
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 376,644,304

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

This annual report on Form 40-F (the “Annual Report”) is incorporated by reference as an exhibit to the Company’s registration statements on Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127).

INCORPORATED DOCUMENTS

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited consolidated financial statements are filed as Exhibit 99.3 to this Annual Report.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report, including the documents incorporated by reference herein, contains certain information that may constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward looking statements include, without limitation, statements regarding strategic plans, future production, sales targets (including market share evolution in regard to niobium), cost estimates and anticipated financial results; potential mineralization and estimates of mineral reserves and mineral resources (including, but not limited to potential for further increases at the Westwood, Essakane, Sadiola and Rosebel gold mines and at the Niobec mine) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects including, but not limited to, the Côté Gold project and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; gold price volatility; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants; and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold, niobium, rare earth elements and other minerals; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; over/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain financing as and when required to fund exploration and development; default under the Company’s credit facility or senior unsecured notes due to a violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions and other disruptions caused by mining accidents which may involve personal injury to or death of employees or contractors; health risks associated with the mining work force in Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk, which may include the possibility for political unrest and foreign military intervention; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in French Guiana, Burkina Faso, Mali, Suriname and Canada, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold project following the Company’s decision to proceed therewith and potential further expansion activities at the Sadiola and Rosebel gold mines and the Niobec mine; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading “Risk Factors” in the AIF. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from past events in European financial and credit markets continues to persist and the price of gold has decreased significantly. These on-going events could impact forward looking statements contained in this Annual Report in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REGARDING DISCLOSURE OF

MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this Annual Report, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a set of rules and policies developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “measured mineral resources”, “indicated mineral resources” and

“inferred mineral resources”, are used in the documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “Commission”) does not recognize them and, generally, does not permit U.S. companies to disclose material resources of any category in documents filed with the Commission. In addition, the terms “proven mineral reserves” and “probable mineral reserves” are used in the documents incorporated herein by reference to comply with Canadian reporting standards. Those terms differ in certain material respects from similar terms recognized by the Commission. For example, under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a reserve, is economically or legally mineable or will ever be mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the Commission generally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report regarding reserves and resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of the end of the Company’s last fiscal year, based on the criteria set forth in Internal Control – Integrated Framework (1992 COSO Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of the end of the Company’s last fiscal year and no material weaknesses were discovered.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s auditor has attested to internal controls over financial reporting for the past fiscal year. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading “Audit and Finance Committee—Composition and Relevant Education and Experience of Members” in the AIF and is incorporated by reference in this Annual Report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the headings “Audit and Finance Committee—External Auditor Service Fees” and “Audit and Finance Committee—Pre-Approval Policies and Procedures” in the AIF and is incorporated by reference in this Annual Report.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Audit and Finance Committee Pre-Approval Policies and Procedures” in the MD&A and is incorporated by reference in this Annual Report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors (the “Board”) has a separately designated standing Audit and Finance Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit and Finance Committee are disclosed under the heading “Audit and Finance Committee—Composition and Relevant Education and Experience of Members” in the AIF and is incorporated by reference in this Annual Report.

CORPORATE GOVERNANCE

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and the Company complies with the corporate governance requirements of the TSX and NYSE, as they relate to the Company. As a foreign private issuer, the Company is permitted, by the NYSE, not to comply with certain of the NYSE’s corporate governance rules. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards can be found on the Company’s website at www.iamgold.com.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file this Annual Report arises; or transactions in said securities.

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

EXHIBITS

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Consent of P. Bedell

99.8	Consent of L. Gignac

99.9	Consent of L.P. Gignac

99.10	Consent of I. Glacken

99.11	Consent of P. Godin

99.12	Consent of J. Hawxby

99.13	Consent of G. Voicu

99.14	Consent of P. Pelletier

99.15	Consent of R. Sirois

99.16	Consent of Roscoe Postle Associates Inc.

99.17	Consent of D. Vallieres

99.18	Consent of G. Mining Services Inc.

99.19	Consent of Golder Associates Ltd.

99.20	Consent of AMEC GRD SA

99.21	Consent of Optiro Pty Ltd.

99.22	Consent of A. Savoie

99.23	Consent of P. Levesque

99.24	Consent of E. Williams

99.25	Consent of R. Morel

99.26	Consent of F. Ferland

99.27	Consent of L. Grenier

99.28	Consent of J-F. Tremblay

99.29	Consent of P. Gaultier

99.30	Consent of G. Ferlatte

99.31	Consent of M. Beaudoin

99.32	Consent of W. E. Roscoe

99.33	Consent of J. Lavigne

99.34	Consent of R. Halas

99.35	Consent of L. Chénard

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J. J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: March 21, 2014