Form 40-F
period 2014-12-31
IAMGOLD CORP
filed 2015-03-25
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: [376,919,270]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

This annual report on Form 40-F (the “Annual Report”) is incorporated by reference as an exhibit to the Company’s registration statements on Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127).

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of the end of the Company’s last fiscal year, based on the criteria set forth in Internal Control – Integrated Framework (2013 COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of the end of the Company’s last fiscal year and no material weaknesses were discovered.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s auditor has attested to internal controls over financial reporting as of December 31, 2014. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

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

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Financial Condition – Contractual Obligations” in the MD&A and is incorporated by reference in this Annual Report.

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

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an this Annual Report arises; or transactions in said securities.

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

EXHIBITS

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Consent of L. Chénard

99.8	Consent of G. Voicu

99.9	Consent of A. Savoie

99.10	Consent of I. Glacken

99.11	Consent of Optiro Pty Ltd.

99.12	Consent of L.P. Gignac

99.13	Consent of L. Gignac

99.14	Consent of G Mining Services Inc.

99.15	Consent of J. Hawxby

99.16	Consent of AMEC GRD SA

99.17	Consent of P. Bedell

99.18	Consent of Golder Associates Ltd.

99.19	Consent of Roscoe Postle Associates Inc

99.20	Consent of W. Roscoe

99.21	Consent of J. Lavigne

99.22	Consent of E. Williams

99.23	Consent of F. Ferland.

99.24	Consent of R. Morel

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J. J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: March 25, 2015