Form 40-F
period 2015-12-31
IAMGOLD CORP
filed 2016-02-18
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 393,415,506

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

This annual report on Form 40-F (the “Annual Report”) is incorporated by reference as an exhibit to the Company’s registration statement on Form S-8 (File No. 333-142127).

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of the end of the Company’s last fiscal year, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of the end of the Company’s last fiscal year.

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

All departures from, all amendments to the code, and all waivers of the code with respect to any of the senior officers covered by it, which waiver may be made only by the Board in respect of senior officers, will be disclosed as required. The Company’s Code of Business Conduct and Ethics is located on its website at www.iamgold.com.

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

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Financial Condition—Contractual Obligations” in the MD&A and is incorporated by reference in this Annual Report.

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

EXHIBITS

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Consent of L. Chénard

99.8	Consent of G. Voicu

99.9	Consent of A. Savoie

99.10	Consent of J. Girard

99.11	Consent of P. Gaultier

99.12	Consent of G. Ferlatte

99.13	Consent of B. Lemelin

99.14	Consent of F. Ferland

99.15	Consent of R. Morel

99.16	Consent of C. MacDougall

99.17	Consent of Roscoe Postle Associates Inc.

99.18	Consent of W. Roscoe

99.19	Consent of J. Lavigne

99.20	Consent of LP. Gignac

99.21	Consent of R. Sirois

99.22	Consent of G Mining Services Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J. J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: February 17, 2016