Form 40-F
period 2016-12-31
IAMGOLD CORP
filed 2017-02-22
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 453,734,361

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐    Yes  ☐    No

The Annual Information Form dated February 22, 2017, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2016, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-210437), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

EXHIBITS

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Consent of L. Chénard

99.8	Consent of G. Voicu

99.9	Consent of R. Leber

99.10	Consent of J. Girard

99.11	Consent of P. Gaultier

99.12	Consent of G. Ferlatte

99.13	Consent of B. Lemelin

99.14	Consent of E. Williams

99.15	Consent of C. MacDougall

99.16	Consent of AMEC FOSTER WHEELER

99.17	Consent of B. Wang

99.18	Consent of L. Elgert

99.19	Consent of I. Lipiec

99.20	Consent of S. Allard

99.21	Consent of A. Smith

99.22	Consent of M-F. Bugnon

99.23	Consent of V. Blanchet

99.24	Consent of R. Dutaut

99.25	Consent of LP. Gignac

99.26	Consent of R. Sirois

99.27	Consent of G Mining Services Inc.

99.28	Consent of L-B. Denoncourt

99.29	Consent of Snowden Mining Industry Consultants (Pty) Ltd.

99.30	Consent of M. Burnett

99.31	Consent of D. Dyck

99.32	Consent of D. Vallières

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J.J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: February 22, 2017