Form 40-F
period 2017-12-31
IAMGOLD CORP
filed 2018-02-21
CIK 1203464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 465,878,013

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

The Annual Information Form dated February 21, 2018, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2017, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333- 210437), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

INCORPORATED DOCUMENTS

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Annual Report.

Audited Annual Financial Statements

The Company’s audited consolidated financial statements and the notes thereto (the “Annual Financial Statements”) are filed as Exhibit 99.3 to this Annual Report.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s auditor has attested to internal control over financial reporting for the past fiscal year. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

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

EXHIBITS

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

99.7	Consent of L. Chénard

99.8	Consent of R. Leber

99.9	Consent of E. Williams

99.10	Consent of J. Girard

99.11	Consent of P. Gaultier

99.12	Consent of G. Ferlatte

99.13	Consent of B. Lemelin

99.14	Consent of D. Vallières

99.15	Consent of Amec Foster Wheeler

99.16	Consent of C. MacDougall

99.17	Consent of Roscoe Postle Associates Inc.

99.18	Consent of AP. Romero

99.19	Consent of B. Wang

99.20	Consent of L-P. Gignac

99.21	Consent of R. Sirois

99.22	Consent of G Mining Services Inc.

99.23	Consent of L-B. Denoncourt

99.24	Consent of Snowden Mining Industry Consultants (Pty) Ltd.

99.25	Consent of M. Burnett

99.26	Consent of I. Lipiec

99.27	Consent of D. Dyck

99.28	Consent of D. Smiley

99.29	Consent of J. Padilla

99.30	Consent of P. Baluch

99.31	Consent of L. Evans

99.32	Consent of T. Ciuculescu

99.33	Consent of A. Smith

99.34	Consent of M-F. Bugnon

99.35	Consent of M. Payeur

99.36	Consent of V. Cardin-Tremblay

99.37	Consent of A. Doucette

99.38	Consent of T. Sugiarto

99.39	Consent of SRK Consulting (Canada) Inc.

99.40	Consent of D. Chartier

99.41	Consent of G. Cole

99.42	Consent of O. Leuangthong

101	Interactive data files with respect to the Annual Financial Statements

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J.J. Letwin
Name:	Stephen J. J. Letwin
Title:	President & Chief Executive Officer

Date: February 21, 2018