Form 40-F
period 2018-12-31
IAMGOLD CORP
filed 2019-02-20
CIK 1203464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 40-F
_______________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number: 001-31528

_______________________

IAMGOLD Corporation
(Exact Name of Registrant as Specified in its Charter)
_______________________

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification No.)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

_______________________

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

_______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 466,830,457

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes [   ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

The Annual Information Form dated February 20, 2019, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2018, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-223646), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

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

EXHIBITS

99.1	Annual Information Form
99.2	Management’s Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
99.7	Consent of L. Chénard
99.8	Consent of R. Leber
99.9	Consent of E. Williams
99.10	Consent of J. Girard
99.11	Consent of P. Gaultier
99.12	Consent of Wood Canada Limited
99.13	Consent of R. McIsaac
99.14	Consent of D. Vallières
99.15	Consent of E. Bouchard Marchand
99.16	Consent of C. MacDougall
99.17	Consent of R. Dutaut
99.18	Consent of AP. Romero
99.19	Consent of B. Wang
99.20	Consent of L-P. Gignac
99.21	Consent of R. Sirois
99.22	Consent of G Mining Services Inc.
99.23	Consent of L-B. Denoncourt
99.24	Consent of Snowden Mining Industry Consultants (Pty) Ltd.
99.25	Consent of M. Burnett
99.26	Consent of M. Lanctôt
99.27	Consent of D. Dyck
99.28	Consent of R. Thomas
99.29	Consent of G. Zurowski
99.30	Consent of P. Baluch
99.31	Consent of K. Besemann
99.32	Consent of R. Turenne
99.33	Consent of A. Smith
99.34	Consent of M-F. Bugnon
99.35	Consent of M. Payeur
99.36	Consent of A. Coulson
99.37	Consent of A. Doucette
99.38	Consent of V. Blanchet
99.39	Consent of SRK Consulting (Canada) Inc.
99.40	Consent of D. Chartier
99.41	Consent of D. Isabel
99.42	Consent of O. Leuangthong
99.43	Consent of P. Oshust
99.44	Consent of P. O’Hara

99.45	Consent of P. Chabot
99.46	Consent of D. Small
99.47	Consent of E. Saunders
99.48	Consent of C. Scott
99.49	Consent of T. Manning
99.50	Consent of N. Lincoln
99.51	Consent of Lycopodium Mineral Canada Limited
99.52	Consent of P. J. Daigle
99.53	Consent of S. Rivard
99.54	Consent of Knight Piésold Ltd.
99.55	Consent of Absolute Geotechnics Pty Ltd.
99.56	Consent of AGP Mining Consultant Inc.
101	Interactive data files with respect to the Annual Financial Statements

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By:	/s/ Stephen J.J. Letwin
Name:	Stephen J.J. Letwin
Title:	President & Chief Executive Officer

Date: February 20, 2019