Form 40-F
period 2019-12-31
IAMGOLD CORP
filed 2020-02-19
CIK 1203464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 40-F
_______________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	IAG	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

_______________________

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

_______________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 469,057,066

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

The Annual Information Form dated February 19, 2020, Management's Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2019, in each case, of IAMGOLD Corporation (the "Company"), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the "Annual Report"), are incorporated by reference into and as an exhibit to the Company's Registration Statement on Form F-10 (File No. 333-223646), and the Annual Report is incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-142127).

INCORPORATED DOCUMENTS

Annual Information Form

The Company's Annual Information Form ("AIF") is filed as Exhibit 99.1 to this Annual Report.

Audited Annual Financial Statements

The Company's audited consolidated financial statements and the notes thereto (the "Annual Financial Statements") are filed as Exhibit 99.3 to this Annual Report.

Management's Discussion and Analysis

The Company's management's discussion and analysis ("MD&A") is filed as Exhibit 99.2 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the United States Securities Exchange Act (the "Exchange Act")). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.

Because of its inherent limitations, the internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal controls over financial reporting as of the end of the Company's last fiscal year, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of the end of the Company's last fiscal year.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company's auditor has attested to internal control over financial reporting for the past fiscal year. The auditor's attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

The Company's management, including the CEO and CFO, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur, and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading "Audit and Finance Committee-Composition and Relevant Education and Experience of Members" in the AIF, and is incorporated by reference in this Annual Report.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the Board in respect of senior officers, will be disclosed as required. The Company's Code of Business Conduct and Ethics is located on its website at www.iamgold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the headings "Audit and Finance Committee-External Auditor Service Fees" and "Audit and Finance Committee-Pre-Approval Policies and Procedures" in the AIF, and is incorporated by reference in this Annual Report.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading "Financial Condition-Contractual Obligations" in the MD&A, and is incorporated by reference in this Annual Report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company's Board of Directors (the "Board") has a separately designated standing Audit and Finance Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company's Audit and Finance Committee are disclosed under the heading "Audit and Finance Committee-Composition and Relevant Education and Experience of Members" in the AIF and is incorporated by reference in this Annual Report.

CORPORATE GOVERNANCE

The Company's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and the Company complies with the corporate governance requirements of the TSX and NYSE, as they relate to the Company. As a foreign private issuer, the Company is permitted, by the NYSE, not to comply with certain of the NYSE's corporate governance rules. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards can be found on the Company's website at www.iamgold.com.

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

EXHIBITS

99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
99.7	Consent of L. Chénard
99.8	Consent of R. Leber
99.9	Consent of E. Williams
99.10	Consent of J. Girard
99.11	Consent of P. Gaultier
99.12	Consent of Wood Canada Limited
99.13	Consent of R. McIsaac
99.14	Consent of D. Vallières
99.15	Consent of C. MacDougall
99.16	Consent of R. Dutaut
99.17	Consent of AP. Romero
99.18	Consent of B. Wang
99.19	Consent of L-P. Gignac
99.20	Consent of R. Sirois
99.21	Consent of G Mining Services Inc.
99.22	Consent of L-B. Denoncourt
99.23	Consent of Snowden Mining Industry Consultants (Pty) Ltd.
99.24	Consent of M. Burnett
99.25	Consent of D. Dyck
99.26	Consent of P. Baluch
99.27	Consent of K. Besemann
99.28	Consent of R. Turenne
99.29	Consent of A. Smith
99.30	Consent of M-F. Bugnon
99.31	Consent of M. Payeur
99.32	Consent of A. Coulson
99.33	Consent of A. Doucette
99.34	Consent of V. Blanchet
99.35	Consent of SRK Consulting (Canada) Inc.
99.36	Consent of D. Chartier
99.37	Consent of D. Isabel
99.38	Consent of O. Leuangthong
99.39	Consent of P. O'Hara
99.40	Consent of P. Chabot
99.41	Consent of T. Manning
99.42	Consent of N. Morrison
99.43	Consent of Lycopodium Mineral Canada Limited
99.44	Consent of M. Oliazadeh
99.45	Consent of S. Rivard
99.46	Consent of Knight Piésold Ltd.
99.47	Consent of T. Ciuculescu
99.48	Consent of Roscoe Postle Associates
99.49	Consent of F. J. Sawadogo
99.50	Consent of R. B. Burnley
99.51	Consent of J. Purchase
101	Interactive data files with respect to the Annual Financial Statements

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IAMGOLD CORPORATION

By: /s/ Stephen J.J. Letwin
Name: Stephen J.J. Letwin
Title: Chief Executive Officer

Date: February 19, 2020