Form 40-F
period 2020-12-31
IAMGOLD CORP
filed 2021-02-18
CIK 1203464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F
_______________________
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

_______________________

Doc#: US1:14434281v4

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 475,316,176
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[X] Yes [ ] No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company [ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]
The Annual Information Form dated February 17, 2021, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2020, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-238310), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

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
DISCLOSURE CONTROLS AND PROCEDURES
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.
Because of its inherent limitations, the internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the design and operation of the Company’s internal controls over financial reporting as of the end of the Company’s last fiscal year, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of the end of the Company’s last fiscal year.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Company’s auditor has attested to internal control over financial reporting for the past fiscal year. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Company in Exhibit 99.3 and is incorporated by reference in this Annual Report.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.
The Company’s management, including the CEO and CFO, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur, and not be detected.
AUDIT COMMITTEE FINANCIAL EXPERT
The required disclosure is included under the heading “Audit and Finance Committee—Composition and Relevant Education and Experience of Members” in the AIF, and is incorporated by reference in this Annual Report.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The required disclosure is included under the headings “Audit and Finance Committee—External Auditor Service Fees” and “Audit and Finance Committee—Pre-Approval Policies and Procedures” in the AIF, and is incorporated by reference in this Annual Report.
OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.
CONTRACTUAL OBLIGATIONS
The required disclosure is included under the heading “Financial Condition—Contractual Obligations” in the MD&A, and is incorporated by reference in this Annual Report.

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
EXHIBITS

99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	Annual Financial Statements (see 40-F cover)
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
99.7	Consent of Wood Canada Limited
99.8	Consent of R. McIsaac
99.9	Consent of C. MacDougall
99.10	Consent of R. Dutaut
99.11	Consent of R. Sirois
99.12	Consent of G Mining Services Inc.
99.13	Consent of L-B. Denoncourt
99.14	Consent of K. Besemann
99.15	Consent of A. Smith
99.16	Consent of M-F. Bugnon

99.17	Consent of M. Payeur
99.18	Consent of A. Doucette
99.19	Consent of V. Blanchet
99.20	Consent of SRK Consulting (Canada) Inc.
99.21	Consent of D. Chartier
99.22	Consent of D. Isabel
99.23	Consent of O. Leuangthong
99.24	Consent of P. Chabot
99.25	Consent of T. Manning
99.26	Consent of N. Morrison
99.27	Consent of Lycopodium Mineral Canada Limited
99.28	Consent of M. Oliazadeh
99.29	Consent of S. Rivard
99.30	Consent of Knight Piésold Ltd.
99.31	Consent of T. Ciuculescu
99.32	Consent of SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates)
99.33	Consent of F. J. Sawadogo
99.34	Consent of R. B. Burnley
99.35	Consent of J. Purchase
99.36	Consent of M. Gauthier
99.37	Consent of A. Ladidi
99.38	Consent of C. Charles
99.39	Consent of N. Landry
99.40	Consent of M. Deshaies
99.41	Consent of P. Ferland
99.42	Consent of S. Pelletier
99.43	Consent of L. Ragsdale
101	Interactive data files with respect to the Annual Financial Statements

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
IAMGOLD CORPORATION
    /s/ P. Gordon Stothart
By:
Name:    P. Gordon Stothart
Title:    Chief Executive Officer
Date:    February 17, 2021

CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2020

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
To the Shareholders and Board of Directors of IAMGOLD Corporation
The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.
The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board’s financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.
The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit and Finance Committee.

Gordon Stothart                          Carol T. Banducci
Chief Executive Officer                     Chief Financial Officer
February 17, 2021                     February 17, 2021
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 45 of the consolidated financial statements.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverable amount of the Doyon Cash Generating Unit (CGU)
As discussed in Note 3(h) to the consolidated financial statements, the carrying amounts of the Company’s non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment and if any such indicator exists, the Company performs an impairment test. As discussed in Note 30 to the consolidated financial statements, an indicator of impairment was identified for the Doyon CGU as a result of the placement of the underground operations on care and maintenance and the uncertainty regarding the impact of the October 30, 2020 seismic event on the life of mine plan. The Company estimated the recoverable amount of the Doyon CGU based on its fair value less cost of disposal. The Company used a discounted cash flow model derived from the most recent budget, five year plan and life of mine plan, adjusted where necessary to reflect the impact of the seismic event and updated with relevant macro-economic assumptions at December 31, 2020, plus the estimated fair value of known mineral resources not included in the discounted cash flow model.
We identified the assessment of the recoverable amount of the Doyon CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount of the Doyon CGU as minor changes in the key assumptions of future costs, future gold prices, foreign exchange rates, discount rate and fair value per ounce of known mineral resources not included in the life of mine plan could have had a significant effect on the Company’s estimate of the recoverable amount of the CGU. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the future cash flows.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included controls related to the determination of each of the key assumptions in the estimated recoverable amount and controls related to the determination of estimated mineral reserves and resources. We compared the future costs in the discounted cash flow model to technical reports and to actual historical costs incurred. We evaluated the Company’s estimate of mineral reserves and
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:
•evaluating the future gold prices, foreign exchange rates and discount rate assumptions, by comparing to estimates that were independently developed using publicly available third party sources and data for comparable entities; and
•assessing the fair value per ounce of known mineral resources not included in the life of mine plan, by comparing the assumptions to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow model.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada
February 17, 2021

IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2021 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2021
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	6	$941.5	$830.6
Short-term investments		6.0	6.1
Receivables and other current assets	8	120.7	72.2
Inventories	9	327.3	308.5
Assets classified as held for sale	11	—	45.6
		1,395.5	1,263.0
Non-current assets
Investment in associate	10	9.0	10.0
Property, plant and equipment	12	2,362.0	2,239.6
Exploration and evaluation assets	13	54.8	42.2
Restricted cash	7	38.6	28.1
Inventories	9	198.3	223.2
Other assets	14	96.1	56.0
		2,758.8	2,599.1
		$4,154.3	$3,862.1
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$244.7	$211.9
Income taxes payable		29.6	12.8
Current portion of provisions	15	6.7	4.8
Current portion of lease liabilities	16	18.0	13.4
Current portion of derivative liabilities	17	9.4	—
Current portion of long-term debt	19	7.9	4.6
Liabilities classified as held for sale	11	18.5	18.5
		334.8	266.0
Non-current liabilities
Deferred income tax liabilities	18	168.8	180.6
Provisions	15	388.0	374.6
Lease liabilities	16	48.8	45.4
Derivative liabilities	17	25.9	2.3
Long-term debt	19	458.7	403.9
Deferred revenue	20	179.8	170.5
Other liabilities		4.0	—
		1,274.0	1,177.3
		1,608.8	1,443.3
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares		2,710.8	2,686.8
Contributed surplus		60.6	54.0
Accumulated deficit		(307.9)	(350.2)
Accumulated other comprehensive loss		(5.3)	(44.5)
		2,458.2	2,346.1
Non-controlling interests		87.3	72.7
		2,545.5	2,418.8
Contingencies and commitments	15(b), 36
Subsequent events	39
		$4,154.3	$3,862.1
The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman                Gordon Stothart, Director
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2020	2019
Continuing Operations
Revenues		$1,241.7	$1,065.3
Cost of sales	28	991.4	995.7
Gross profit		250.3	69.6
General and administrative expenses	29	(46.8)	(42.0)
Exploration expenses		(27.9)	(34.5)
Impairment charges, net of reversal	30	45.8	(287.8)
Other expenses	31	(76.0)	(43.4)
Earnings (loss) from operations		145.4	(338.1)
Share of net loss from investment in associate, net of income taxes	10	(1.6)	(1.4)
Finance costs	32	(23.3)	(14.4)
Foreign exchange gain (loss)		2.2	(3.5)
Interest income, derivatives and other investment gains (losses)	33	(23.9)	29.1
Earnings (loss) before income taxes		98.8	(328.3)
Income taxes	18	(44.1)	(30.4)
Net earnings (loss) from continuing operations		54.7	(358.7)
Net earnings (loss) from discontinued operations	11	4.1	(39.3)
Net earnings (loss)		$58.8	$(398.0)
Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$38.5	$(373.3)
Non-controlling interests		16.2	14.6
Net earnings (loss) from continuing operations		$54.7	$(358.7)
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$42.6	$(412.6)
Non-controlling interests		16.2	14.6
Net earnings (loss)		$58.8	$(398.0)
Attributable to equity holders of IAMGOLD Corporation

Weighted average number of common shares outstanding (in millions)
Basic	26	472.6	468.0
Diluted	26	478.0	468.0

Basic and diluted earnings (loss) per share from continuing operations ($ per share)	26	$0.08	$(0.80)

Basic and diluted earnings (loss) per share from discontinued operations ($ per share)	26	$0.01	$(0.08)

Basic and diluted earnings (loss) per share ($ per share)	26	$0.09	$(0.88)
The accompanying notes are an integral part of these consolidated financial statements.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2020	2019
Net earnings (loss)		$58.8	$(398.0)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		4.9	0.5
Net realized change in fair value of marketable securities	21(b)	(4.9)	(0.5)
Tax impact		(0.3)	0.1
		(0.3)	0.1
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges		18.8	5.3
Time value of options contracts excluded from hedge relationship		7.9	9.2
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)		10.0	(1.4)
Tax impact		0.2	(0.5)
		36.9	12.6
Currency translation adjustment	10	0.6	1.4
		37.5	14.0
Total other comprehensive income		37.2	14.1
Comprehensive income (loss)		$96.0	$(383.9)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$79.8	$(398.5)
Non-controlling interests		16.2	14.6
Comprehensive income (loss)		$96.0	$(383.9)
Comprehensive income (loss) arises from:
Continuing operations		$91.9	$(344.6)
Discontinued operations		4.1	(39.3)
Comprehensive income (loss)		$96.0	$(383.9)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2020	2019

Common shares
Balance, beginning of the year		$2,686.8	$2,680.1
Issuance of common shares for share-based compensation		12.4	2.9
Issuance of common shares		11.6	3.8
Balance, end of the year		2,710.8	2,686.8

Contributed surplus
Balance, beginning of the year		54.0	48.2
Issuance of common shares for share-based compensation		(7.4)	(2.9)
Share-based compensation	27	11.7	9.2
Other		2.3	(0.5)
Balance, end of the year		60.6	54.0

Retained earnings (Accumulated deficit)
Balance, beginning of the year		(350.2)	63.1
IFRS 16 Leases transition adjustment		—	(0.5)
Adjusted balance, beginning of the year		(350.2)	62.6
Net loss attributable to equity holders of IAMGOLD Corporation		42.6	(412.6)
Other		(0.3)	(0.2)
Balance, end of the year		(307.9)	(350.2)

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the year		(31.9)	(32.0)
Net change in fair value of marketable securities, net of income taxes		(0.3)	0.1
Balance, end of the year		(32.2)	(31.9)
Cash flow hedge fair value reserve
Balance, beginning of the year		(9.5)	(22.3)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	21(c)	2.0	0.2
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		36.9	12.6
Balance, end of the year		29.4	(9.5)
Currency translation adjustment
Balance, beginning of the year		(3.1)	(4.5)
Change for the year	10	0.6	1.4
Balance, end of the year		(2.5)	(3.1)
Total accumulated other comprehensive loss		(5.3)	(44.5)
Equity attributable to equity holders of IAMGOLD Corporation		2,458.2	2,346.1

Non-controlling interests
Balance, beginning of the year		72.7	60.0
Net earnings attributable to non-controlling interests		16.2	14.6
Dividends to non-controlling interests		(1.9)	(1.9)
Transaction with equity holders		0.3	—
Balance, end of the year		87.3	72.7
		$2,545.5	$2,418.8
The accompanying notes are an integral part of these consolidated financial statements.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2020	2019
Operating activities
Net earnings (loss)		$58.8	$(398.0)
Net loss from closed mines		7.4	27.4
Net earnings (loss) related to open mines		66.2	(370.6)
Adjustments for:
Finance costs	32	22.2	13.4
Depreciation expense		268.0	276.6
Impairment charges, net of reversal	30	(45.8)	287.8
Write-down (reversal of write-down) of inventories	9	5.7	(12.3)
Derivative (gain) loss	21	53.0	(18.6)
Income taxes	18	44.1	30.4
Gain on establishment of the Rosebel UJV	5	(16.9)	—
Gain on sale of Sadiola	11	(4.1)	—
Loss on redemption of 7% Senior Notes	19(b)	22.5	—
Other non-cash items	35(a)	(0.2)	38.6
Adjustments for cash items:
Proceeds from gold prepayment	20	—	169.8
Dividends from related parties	10, 11	8.2	2.1
Settlement of derivatives		(16.4)	1.5
Disbursements related to asset retirement obligations	15(a)	(0.3)	(0.3)
Other		—	(0.7)
Movements in non-cash working capital items and non-current ore stockpiles	35(b)	(20.5)	(4.5)
Cash from operating activities, before income taxes paid		385.7	413.2
Income taxes paid	18	(35.9)	(47.9)
Net cash from operating activities related to open mines		349.8	365.3
Net cash used in operating activities related to closed mines	35(c)	(2.2)	(2.3)
Net cash from operating activities		347.6	363.0
Investing activities related to open mines
Capital expenditures for property, plant and equipment		(292.1)	(248.1)
Capitalized borrowing costs	32	(24.5)	(23.0)
Disposal of short-term investments (net)		—	112.3
Capital expenditures for exploration and evaluation assets		(0.6)	(3.3)
Proceeds on the establishment of the Rosebel UJV	5	34.0	—
Proceeds from sale of Sadiola	11	25.0	—
Other investing activities	35(d)	12.0	12.3
Net cash used in investing activities related to open mines		(246.2)	(149.8)
Net cash used in investing activities related to closed mines		—	—
Net cash used in investing activities		(246.2)	(149.8)
Financing activities related to open mines
Interest paid	32	(6.9)	(7.5)
Payment of lease obligations	16	(16.5)	(6.8)
Dividends paid to non-controlling interests		(1.9)	(1.9)
Proceeds from Equipment Loan	19(c)	10.9	23.3
Repayment of Equipment Loan		(6.2)	(2.3)
Redemption of 7% Senior Notes	19(b)	(421.3)	—
Net proceeds from issuance of Senior Notes	19(a)	443.6	—
Common shares issued for cash on exercise of stock options		5.0	—
Other financing activities		(4.7)	(3.1)
Net cash from financing activities related to open mines		2.0	1.7
Net cash used in financing activities related to closed mines		(1.2)	(0.9)
Net cash from financing activities		0.8	0.8
Effects of exchange rate fluctuation on cash and cash equivalents		8.7	1.5
Increase in cash and cash equivalents		110.9	215.5
Cash and cash equivalents, beginning of the year		830.6	615.1
Cash and cash equivalents, end of the year		$941.5	$830.6
The accompanying notes are an integral part of these consolidated financial statements.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)
1.    CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.
2.    BASIS OF PREPARATION
(a)    Statement of compliance
These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint ventures and associate as at and for the years ended December 31, 2020 and 2019, have been prepared in accordance with IFRS as issued by the IASB.
These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.
These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 17, 2021.
(b)    Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.
(c)    Basis of consolidation
Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2020	December 31, 2019	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.[3]	Boto Gold Project (Senegal)	90%	—	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.[4]	Sadiola mine (Mali)	—	41%	Incorporated joint venture	Equity accounting
Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation
1On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname (note 5).
2The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.
3In accordance with the provisions of the mining code, a 10% free-carried interest in IAMGOLD Boto S.A. was transferred to the republic of Senegal in August 2020.
4As at December 31, 2019, equity accounting for the investment in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") ceased as it met the criteria to be classified as held for sale and discontinued operations. The Company completed the sale of its interest in Sadiola on December 30, 2020 (note 11).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

    (i) Subsidiaries
Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.
(ii)Associate
An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associate is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investment in INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights (note 10). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that it does not control INV Metals.
Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.
(iii)Joint arrangements
Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of Sadiola.
Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.
Dividends received from the Company's joint ventures are presented in the Company's Consolidated statements of cash flows as operating activities.
(iv)Unincorporated arrangements
The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return, and does not share joint control. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.
(d)    Functional and presentation currency
    The functional currency of the Company’s subsidiaries and joint ventures is the U.S. dollar. The functional currency of the associate (INV Metals) is the Canadian dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.
For the associate, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation are included in other comprehensive income ("OCI"). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.
    Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:
•Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

•Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.
Exchange gains or losses on translation of transactions are included in the Consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint arrangements and associate in all periods presented in these consolidated financial statements.
(a)Financial instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheets. Refer to note 22 on fair value measurements.
(i)Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.
Financial assets at fair value through profit or loss
Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (loss).
Amortized cost
Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.
Financial assets at fair value through other comprehensive income
The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.
Non-derivative financial liabilities
Accounts payable, accrued liabilities, senior notes, equipment loan, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loan transaction costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.
(ii)Non-hedge derivatives
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheets at fair value.
Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings (loss) as non-hedge derivative gain or loss.
Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(iii)Hedge derivatives
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the Consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings (loss).
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings (loss) immediately.
(b)Inventories
Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.
Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.
The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheets based on the period of planned usage.
The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.
Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.
(c)Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.
The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.
The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings (loss) in other expenses.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings (loss) as incurred.
Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.
(i)Construction in progress
Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 4(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.
Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.
Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.
Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.
The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.
(ii)Mining properties
Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.
(iii)Stripping costs
Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.
(iv)Plant and equipment
Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.
(d)Depreciation
Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.
The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2020 and 2019, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.
Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.
Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.
Capitalized borrowing costs are depreciated over the useful life of the related asset.
Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.
(e)Mineral exploration and evaluation expenditures
Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.
Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.
(f)Other intangible assets
Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from two to twenty years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheets.
(g)Assets and liabilities held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the Consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for investments in associate and incorporated joint ventures once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's Consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated statement of earnings (loss).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(h)Impairment and reversal of impairment
(i)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.
(ii)Non-financial assets
The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.
An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.
The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.
In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.
(iii)Investments in associate and incorporated joint ventures
At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the Consolidated statement of earnings (loss) in the period in which the reversal occurs.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(i)Asset retirement obligations
The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.
The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.
The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.
(j)Other provisions
Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.
Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.
(k)Income taxes
(i)Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Current income taxes related to items recognized directly in equity are recognized directly in equity.
(ii)Deferred income tax
Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheets and tax bases.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and
•In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:
•When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and
•In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.
A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings (loss).
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Deferred income taxes related to items recognized directly in equity are recognized directly in equity.
Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
There is no certainty that future income tax rates will be consistent with current estimates.
(l)Flow-through common shares
The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.
(m)Earnings (loss) per share
The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.
(n)Share-based compensation
The Company has the following share-based compensation plans with related costs included in general and administrative expenses.
(i)Share options, share bonus plan, and deferred share plan
The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings (loss) and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.
The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.
Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.
The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.
Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

    (ii) Share purchase plan
The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.
(o)Revenue recognition
Revenues include sales of gold and by-products.
The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.
(p)Deferred revenue
Deferred revenue is recognized in the Consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the Consolidated statement of earnings (loss) when control has been transferred to the customer.
The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the Consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.
The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.
(q)Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use ("ROU") asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within Property, plant and equipment.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(r)Segmented information
The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.
In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the Côté Gold Project, exploration
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

and evaluation and development and Corporate operating segments, which includes royalty interests located in Canada and investments in associate and joint ventures.
(s)Significant accounting judgments, estimates and assumptions
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.
(i)Mineral reserves and resources
Key sources of estimation uncertainty
Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43‑101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.
A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:
•Capitalization and depreciation of stripping costs (note 3(c)(iii));
•Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));
•Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;
•Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;
•Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(h)(ii)); and
•Estimates of the outlays and their timing for asset retirement obligations (note 3(i)).
(ii)Impairment and reversal of impairment assessment of non-financial assets
Key sources of estimation uncertainty
Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.
If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 30).
In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 9).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Judgments made in relation to accounting policies
Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.
Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale.
(iii)Derivative financial instruments
Judgments made in relation to accounting policies
Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.
Key sources of estimation uncertainty
The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.
(iv)Provisions and recognition or not of a liability for loss contingencies
Judgments made in relation to accounting policies
Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.
Key sources of estimation uncertainty
Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 15(a).
(v) Unincorporated arrangements
Judgments made in relation to accounting policies
The Company applies its judgment in the interpretation of relevant guidance under IFRS 11 Joint Arrangements to account for its interest in unincorporated arrangements (note 2(c)(iii) and note 5).
(vi) Determination of deferred income tax assets
Key sources of estimation uncertainty
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(k) and 18.
(vii) Deferred revenue
Judgments made in relation to accounting policies
In assessing the accounting for the Company’s forward gold sale arrangement (note 20), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

4.    NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
The following new accounting standards were not yet effective for the year ended December 31, 2020, and have not been applied in preparing these consolidated financial statements.
IAS 16, Property, Plant and Equipment
The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The extent of the impact of adoption of this standard has not yet been determined.
5.    SARAMACCA
As per the Mineral Agreement, as amended, Rosebel had an obligation to establish an unincorporated joint venture Rosebel UJV with the Republic of Suriname related to the concession areas within the Rosebel UJV Area of Interest (which includes Saramacca), whereby Rosebel would hold a 70% participating interest and the Republic of Suriname would acquire the remaining 30% participating interest on a fully paid basis.
On April 22, 2020, Rosebel signed a UJV agreement (the “Agreement”) with Staatsolie, which was designated by the Republic of Suriname to hold its 30% participating interest. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Upon the establishment of the Rosebel UJV, Rosebel contributed the properties within the Rosebel UJV Area of Interest, including Saramacca, and Staatsolie acquired a 30% participating interest in the Rosebel UJV. Rosebel continues to hold a 70% participating interest in the Rosebel UJV.
Pursuant to the Agreement, Staatsolie was required to make an initial contribution equal to 30% of all operating and capital expenditures related to Saramacca, as well as 30% of all acquisition, exploration and development costs within the Rosebel UJV Area of Interest incurred by Rosebel up to March 31, 2020. At the time of signing the Agreement Staatsolie paid Rosebel an initial amount of $34.0 million toward an aggregate amount owing of $54.9 million. The remaining amount, in addition to ongoing operating and capital expenditures, will be paid out of Staatsolie’s gold entitlement from the Saramacca property until the outstanding amount is recovered. The remaining amount outstanding from Staatsolie is included in Receivables and other current assets (note 8).
Upon the establishment of the Rosebel UJV, the Company derecognized 30% of the assets and liabilities related to the Rosebel UJV Area of Interest and recorded a gain of $16.9 million, which has been included under Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (loss) (note 33).
The Company continues to control the Rosebel UJV. Judgment was applied by the Company in determining the appropriate accounting treatment for its undivided interest in the Rosebel UJV assets and liabilities, and, based on interpretation of guidance under IFRS 11 Joint Arrangements, the Company has accounted for the Rosebel UJV by recording its 70% share of assets, liabilities, revenues and expenses in these Consolidated financial statements.
The following table represents the Company's 30% interest in the Rosebel UJV derecognized by the Company:

Carrying Amount	Notes
Property, plant and equipment	12	$35.2
Ore stockpiles		2.8
		$38.0
The following table represents the Company’s gain recorded on the derecognition of the 30% interest in the Rosebel UJV.

Gross consideration receivable from Staatsolie	$54.9
Derecognition of the 30% interest in the Rosebel UJV	(38.0)
Gain on establishment of the Rosebel UJV	$16.9
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

6.    CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2019
Cash	$920.9	$755.8
Short-term deposits with initial maturities of three months or less	20.6	74.8
	$941.5	$830.6
7. RESTRICTED CASH
The Company had long-term restricted cash of $38.6 million as at December 31, 2020 (December 31, 2019 - $28.1 million), to guarantee the environmental indemnities related to the Essakane mine.
8.    RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	December 31, 2020	December 31, 2019
Income taxes receivable		$8.3	$5.5
Receivables from governments[1]		56.7	39.1
Gold receivables		—	3.2
Receivable from Staatsolie	5	7.5	—
Receivable from Allied Gold Corporation	11	1.8	—
Deferred consideration from Allied Gold Corporation	11	1.2	—
Other receivables		5.2	3.6
Total receivables		80.7	51.4
Prepayment for other assets		—	0.2
Marketable securities and warrants	22(a)	—	4.5
Prepaid expenses		19.6	11.0
Derivatives	22(a)	20.4	5.1
		$120.7	$72.2
1Receivables from governments relate primarily to value added tax.
9.    INVENTORIES

	December 31, 2020	December 31, 2019
Finished goods	$74.4	$68.2
Ore stockpiles	80.1	68.9
Mine supplies	172.8	171.4
	327.3	308.5
Non-current ore stockpiles	198.3	223.2
	$525.6	$531.7
For the year ended December 31, 2020, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $nil (December 31, 2019 - reversal of $15.8 million).
For the year ended December 31, 2020, the Company recognized a write-down in mine supplies inventories amounting to $5.7 million (December 31, 2019 - $3.5 million).
For the year ended December 31, 2020, the Company recognized $nil and $nil, respectively, in Cost of sales for costs related to operating below normal capacity at Westwood (December 31, 2019 - $16.3 million) and Rosebel (December 31, 2019 - $13.2 million).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

10.    INVESTMENT IN ASSOCIATE
The Company's investment in joint venture, Yatela, is classified as held for sale as at December 31, 2020 and is presented as discontinued operations (note 11). As of the date of classification as held for sale, equity accounting for the investment ceased.

	Notes	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2019		$5.0	$71.8	$—	$76.8
Purchase of additional common shares of associate[3]		5.0	—	—	5.0
Currency translation adjustment		1.4	—	—	1.4
Share of net earnings (loss), net of income taxes		(1.4)	(24.7)	0.1	(26.0)
Share of net earnings recorded as a reduction of the provision	11	—	—	(0.1)	(0.1)
Share of dividends received		—	(2.1)	—	(2.1)
Reclassification to assets and liabilities held for sale		—	(45.0)	—	(45.0)
Balance, December 31, 2019		10.0	—	—	10.0
Currency translation adjustment		0.6	—	—	0.6
Share of net loss, net of income taxes		(1.6)	—	—	(1.6)
Balance, December 31, 2020		$9.0	$—	$—	$9.0
1IAMGOLD includes results based on the latest publicly available information.
2The Company's incorporated joint ventures are not publicly listed. The Company completed the sale of its interest in Sadiola on December 30, 2020.
3Associate relates to INV Metals, a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at December 31, 2020 was 35.5% (December 31, 2019 - 35.6%). The Company's ownership interest in INV Metals decreased to 35.5% in the first quarter 2020 on the issuance of additional shares by INV Metals. On March 19, 2019, the Company participated in INV Metals' common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership interest in INV Metals. On October 28, 2019, the Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership interest in INV Metals.
Associate's financial information as reported by INV Metals is summarized below:

	12 Months ended[1]
	2020	2019
Net loss	$(4.7)	$(2.8)
Other comprehensive income	0.5	1.2
Comprehensive loss	$(4.2)	$(1.6)
1 IAMGOLD includes results based on the latest 12 months of publicly available information.
11.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS
Sadiola:
On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective 82% interests in Sadiola to Allied Gold Corp. ("Allied Gold") for a cash consideration of $105 million ($52.5 million each to the Company and AGA), payable as follows:
•$50 million upon the fulfillment or waiver of all conditions precedent and closing of the transaction ("Closing");
•Up to a further $5 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;
•$25 million upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and
•$25 million upon the production of a further 250,000 ounces from the SSP.
As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.
As a result, an assessment was performed and an impairment loss of $36.3 million, for the Company's share of the impairment recognized by Sadiola for the difference between the FVLCD of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.
On December 30, 2020, the Company together with its joint venture partner AGA completed the sale of their collective interest in Sadiola (the "Transaction"). Pursuant to the Transaction and immediately prior to Closing, the Republic of Mali acquired a further 2% interest in Sadiola (1% each from the Company and AGA) (the "Republic Transaction"). Consequently, upon Closing, the Company and AGA each sold a 40% interest in Sadiola to Allied Gold.
Immediately prior to the Republic Transaction, a dividend of $20.0 million was declared and paid by Sadiola pro-rata to its shareholders. The Company and AGA each received a dividend of $8.2 million and the Republic of Mali received a dividend of $3.6 million.
Upon Closing, the Company and AGA received $50.0 million ($25.0 million each to the Company and AGA). In addition, on January 4, 2021, the Company and AGA received additional consideration of $3.6 million ($1.8 million each to the Company and AGA) based upon the amount by which the cash balance of Sadiola at April 30, 2020 was greater than the amount agreed pursuant to the agreement entered into by the Company and AGA with Allied Gold in December 2019.
Following Closing, the Company and AGA remain entitled to the following deferred consideration:
•$25.0 million ($12.5 million each to the Company and AGA) upon the production of the first 250,000 ounces from the SSP (“milestone payment”)
•$25.0 million ($12.5 million each to the Company and AGA) upon the production of a further 250,000 ounces from the SSP (“milestone payment”); and
•$2.5 million ($1.25 million each to the Company and AGA) in the event a favourable settlement is achieved by Sadiola in ongoing litigation pending before the Malian courts (“litigation settlement”).
Upon disposal, the Company recognized a gain of $4.1 million, net of transaction costs as calculated below, which has been included in Loss from discontinued operations in the Consolidated statements of earnings (loss).

Year Ended December 31, 2020
Cash consideration upon Closing	$25.0
Additional consideration	1.8
Deferred consideration - milestone payments[1]	14.3
Deferred consideration - litigation settlement	1.2
$42.3
1.Fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate (level 3 of the fair value hierarchy).

Year Ended December 31, 2020
Consideration	$42.3
Investment in Sadiola, net of dividend received	37.4
Gain on disposal	4.9
Transaction costs	(0.8)
$4.1
Yatela:
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), an entity jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

	Notes	Assets held for sale - Sadiola	Liabilities held for sale - Yatela
Balance, December 31, 2018		$—	$—
Reclassification from Investments in associate and incorporated joint ventures	10	45.0	—
Reclassification from Other non-current assets	37	10.0	—
Reclassification from Provisions	15	—	(13.2)
Loss from discontinued operations		(9.4)	(5.3)
Balance, December 31, 2019		$45.6	$(18.5)
Share of dividend received		(8.2)	—
Derecognition of investment in Sadiola		(37.4)	—
Balance, December 31, 2020		$—	$(18.5)
Net earnings (loss) from discontinued operations is comprised of the following:

	Years ended December 31,
	2020	2019
Gain on disposal of Sadiola	$4.1	$—
Share of net loss, net of income taxes	—	(24.6)
Impairment charge	—	(9.4)
Loss on investment in Yatela	—	(5.3)
	$4.1	$(39.3)
Net cash from discontinued operations:

	Years ended December 31,
	2020	2019
Net cash from operating activities	$8.2	$2.1
Net cash from investing activities	$25.0	$4.1
Net cash from financing activities	$—	$—
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

12. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Cost
Balance, January 1, 2019	$515.1	$2,719.3	$1,920.2	$—	$5,154.6
Adoption of IFRS 16 Leases	—	—	—	8.5	8.5
Additions	137.4	100.1	105.7	19.7	362.9
Changes in asset retirement obligations	—	21.5	—	—	21.5
Disposals	—	—	(59.3)	(0.1)	(59.4)
Transfers within Property, plant and equipment	(157.5)	120.1	(2.6)	40.0	—
Transfers from Exploration and evaluation assets[1]	9.2	—	—	—	9.2
Balance, December 31, 2019	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3
Additions	164.2	130.4	70.0	26.1	390.7
Changes in asset retirement obligations	—	7.6	—	—	7.6
Disposals	—	—	(67.8)	(2.2)	(70.0)
Derecognition on the establishment of the Rosebel UJV	(2.0)	(32.1)	(1.3)	—	(35.4)
Transfers within Property, plant and equipment	(41.6)	39.7	1.7	0.2	—
Balance, December 31, 2020	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2019	$—	$1,609.6	$1,108.9	$—	$2,718.5
Depreciation expense[2]	—	167.9	132.8	5.8	306.5
Disposals	—	—	(52.8)	—	(52.8)
Impairment[3]	—	209.9	73.6	2.0	285.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—
Balance, December 31, 2019	$—	$1,987.4	$1,261.8	$8.5	$3,257.7
Depreciation expense[2]	—	143.3	127.8	12.5	283.6
Disposals	—	—	(65.5)	(1.6)	(67.1)
Derecognition on the establishment of the Rosebel UJV	—	(0.1)	(0.1)	—	(0.2)
Reversal of impairment[3]	—	(45.8)	—	—	(45.8)
Balance, December 31, 2020	$—	$2,084.8	$1,324.0	$19.4	$3,428.2
Carrying amount, December 31, 2019	$504.2	$973.6	$702.2	$59.6	$2,239.6
Carrying amount, December 31, 2020	$624.8	$1,021.8	$642.6	$72.8	$2,362.0
1Refer to note 13.
2Excludes depreciation expense related to Corporate assets included within Other non-current assets, which is included in General and administrative expenses.
3Refer to note 30.
In 2020, capitalized borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold, Boto Gold and Saramacca Projects totaled $24.0 million (2019 - $23.1 million) at a weighted average interest rate of 6.42% (2019 - 7.18%).
As at December 31, 2020, mining properties included capitalized stripping costs of $230.8 million (December 31, 2019 - $211.3 million). Stripping costs of $86.0 million were capitalized during 2020 (2019 - $48.8 million), and $66.5 million were depreciated during 2020 (2019 - $77.4 million).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

13.    EXPLORATION AND EVALUATION ASSETS

	Diakha-Siribaya Gold Project	Fayolle Property	Monster Lake Project	Other	Total
Balance, January 1, 2019	$36.6	$—	$2.5	$8.2	$47.3
Exploration and evaluation expenditures[1,2]	—	—	—	6.4	6.4
Transfers to Property, plant and equipment[3]	—	—	—	(9.2)	(9.2)
Impairment charge	—	—	—	(2.3)	(2.3)
Balance, December 31, 2019	$36.6	$—	$2.5	$3.1	$42.2
Acquired Exploration and evaluation assets[4,5]	—	7.3	5.3	—	12.6
Balance, December 31, 2020	$36.6	$7.3	$7.8	$3.1	$54.8
1Other exploration and evaluation expenditures for the year ended December 31, 2019, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration project of $1.8 million, in addition to $4.2 million in capitalized feasibility and other studies costs relating to the Boto Gold Project.
2For the year ended December 31, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.4 million were capitalized at a weighted average interest rate of 7.18%.
3During the fourth quarter 2019, capitalized costs related to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 12).
4During the second quarter 2020, the Company acquired the Fayolle Property from Monarch Gold Corporation in exchange for 1,851,145 common shares of IAMGOLD Corporation (note 24). The value of the share consideration of $6.7 million was capitalized to Exploration and evaluation assets. An additional fee of $0.6 million was capitalized for the year ended December 31, 2020.
5During the fourth quarter 2020, the Company acquired the remaining 25% interest of the Monster Lake Project from Tomagold Corporation in exchange for 1,464,377 common shares of IAMGOLD Corporation (note 24), valued at $4.9 million, and a cash consideration of $0.4 million. The total value of the consideration of $5.3 million was capitalized to Exploration and evaluation assets.
As at December 31, 2019, the Boto Gold Project reached technical feasibility and commercial viability and was transferred to Property, plant and equipment - Construction in progress. An impairment test was performed as at December 31, 2019 for the Boto Gold Project and resulted in no impairment.
14.    OTHER NON-CURRENT ASSETS

	Notes	December 31, 2020	December 31, 2019
Marketable securities and warrants	22(a)	$16.4	$13.4
Deferred consideration from Allied Gold Corporation	11	14.3	—
Advances for the purchase of capital equipment		9.1	12.4
Income taxes receivable		9.3	16.6
Bond fund investments	22(a)	6.2	—
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.3	4.6
Derivatives	22(a)	26.3	—
Other		4.6	3.4
		$96.1	$56.0
1On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2020, $0.3 million (year ended December 31, 2019 - $0.3 million) was utilized.
15.    PROVISIONS

	Notes	December 31, 2020	December 31, 2019
Asset retirement obligations	(a)	$380.0	$368.4
Other		14.7	11.0
		$394.7	$379.4
Current portion of provisions		$6.7	$4.8
Non-current provisions		388.0	374.6
		$394.7	$379.4
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2020	2019
Balance, beginning of the year		$368.4	$327.6
Revision of estimated cash flows and discount rates:
Capitalized in Property, plant and equipment	12	7.6	21.5
Changes in asset retirement obligations at closed sites	31	6.1	21.0
Accretion expense	32	0.1	0.7
Disbursements		(2.2)	(2.4)
Balance, end of the year		$380.0	$368.4
Less current portion		(6.7)	(4.8)
Non-current portion		$373.3	$363.6
As at December 31, 2020, the Company had letters of credit in the amount of $1.7 million to guarantee certain environmental indemnities (December 31, 2019 - $0.4 million). In addition, the Company had restricted cash of $38.6 million (December 31, 2019 - $28.1 million) to guarantee the environmental indemnities related to the Essakane mine (note 7).
As at December 31, 2020, the Company had uncollateralized surety bonds outstanding of C$167.4 million ($131.2 million; December 31, 2019 - C$151.0 million ($116.5 million)) to guarantee the environmental indemnities related to the Doyon division. The increase was primarily due to the second and final installment for additional collateral requirements in the first quarter 2020 pursuant to the new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018 (note 19(d)).
As at December 31, 2020, the Company had uncollateralized surety bonds outstanding of C$47.9 million ($37.6 million; December 31, 2019 - C$47.9 million ($36.9 million)) to guarantee the environmental indemnities of the Côté Gold Project. The collateral requirements for the Côté Gold Project are pursuant to a closure plan approved by the Government of Ontario in the fourth quarter 2018 (note 19(d)).
As at December 31, 2020, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2021	$4.7	$3.1
2022	11.7	3.1
2023	16.9	—
2024	11.9	—
2025	3.1	—
2026 onwards	158.0	187.0
	$206.3	$193.2
1Disbursements in US$ relate to the Essakane and Rosebel mines, and C$ disbursements relate to the Doyon division, including Westwood mine and other Canadian sites.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

As at December 31, 2020, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (C$)	Undiscounted Amounts Required ($)	Expected Timing of Payments
Rosebel mine	$—	$104.4	2021-2063
Essakane mine	—	88.8	2021-2073
Doyon division, including Westwood mine	198.6	—	2021-2053
Other Canadian sites	7.7	—	2021-2119
	$206.3	$193.2
(b)Provisions for litigation claims and regulatory assessments
The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company completed an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.
Since IAMGOLD Essakane has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.
16.    LEASES

	Years ended December 31,
	2020	2019
Balance, beginning of year	$58.8	$9.0
Reclassification of pre-existing finance leases upon adoption of IFRS 16	—	9.3
Additions	24.4	47.0
Interest expense	2.9	1.8
Foreign exchange impact	0.2	0.2
Principal lease payments	(16.5)	(6.8)
Interest payments	(3.0)	(1.7)
Balance, end of year	$66.8	$58.8
Current portion	$18.0	$13.4
Non-current portion	48.8	45.4
	$66.8	$58.8
Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.
Extension options
Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and resulted in some of the leases being short-term.
Short-term and low-value leases and variable lease payments
Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in Cost of sales or General and administrative expenses in the Consolidated statements of earnings (loss).
Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in Cost of sales or Exploration expenses in the Consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2020	2019
Amounts recognized in Statement of earnings (loss):
Short-term and low-value leases	$47.2	$23.7
Variable lease payments	$30.1	$26.8
17.    DERIVATIVE LIABILITIES

	Notes	December 31, 2020	December 31, 2019
Embedded derivative - Rosebel power purchase agreement[1]	22(a), (b)	$23.3	$—
Derivatives	22(a), (b)	12.0	2.3
		$35.3	$2.3
Current portion of derivative liabilities		$9.4	$—
Non-current portion of derivative liabilities		25.9	2.3
		$35.3	$2.3
1.Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour.  An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at fair value through profit or loss as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company recognized an embedded derivative liability of $23.3 million as at December 31, 2020 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.
18.    INCOME TAXES
The effective tax rates for the years ended December 31, 2020 and 2019 were 44.6% and (9.3%), respectively.
Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2020	2019
Current income taxes:
Canadian current income taxes	$2.9	$3.1
Foreign current income taxes	52.9	35.2
	55.8	38.3
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	—	(22.6)
Foreign deferred income taxes - origination and reversal of temporary differences	(11.7)	14.7
	(11.7)	(7.9)
Total income tax expense	$44.1	$30.4
The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

These factors are illustrated below on all of the consolidated earnings before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2020 and December 31, 2019:

	Years ended December 31,
	2020	2019
Earnings (loss) before income taxes	$98.8	$(328.3)
Income tax provision - 26.5%	$26.2	$(87.0)
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(9.0)	(14.4)
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	3.4	8.0
Income/(losses) not recognized for tax purposes	5.7	(0.9)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	3.0	(22.1)
Non-resident withholding tax	2.7	2.8
Under/(over) tax provisions	(0.5)	4.4
Other	(1.0)	0.3
Other adjustments:
Unrecognized recoveries in deferred tax provisions	25.1	137.1
Foreign exchange related to deferred income taxes	(12.1)	3.1
Other	0.6	(0.9)
Total income tax expense	$44.1	$30.4
The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2020	2019
Deferred income tax assets:
Non-capital losses	$58.6	$22.5
Asset retirement obligations	1.2	—
Other assets	30.8	28.1
	90.6	50.6
Deferred income tax liabilities:
Property, plant and equipment	(225.6)	(197.1)
Royalty interests	(4.6)	(5.3)
Marketable securities	(0.2)	—
Inventory and Reserves	(18.5)	(26.4)
Other liabilities	(10.5)	(2.4)
	(259.4)	(231.2)
Net deferred income tax liabilities	$(168.8)	$(180.6)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(168.8)	(180.6)
	$(168.8)	$(180.6)
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2020	2019
Unrealized change in fair value of marketable securities	$0.3	$(0.1)
Hedges	(0.2)	0.5
Total income taxes related to OCI	$0.1	$0.4
Unrecognized Deferred Income Tax Assets
As at December 31, 2020, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its Consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2020	2019
Non-capital losses	$886.1	$848.4
Net capital losses	77.7	83.0
Exploration and evaluation assets	638.3	567.0
Deduction for future mining duty taxes	13.5	10.5
Asset retirement obligations	186.5	182.9
Other deductible temporary differences	29.2	47.2
	$1,831.3	$1,739.0
The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2020, the non-capital loss carry forwards expire as follows:

Expiry Date	2021	2022	2023	2024	2025+	No Expiry	Total
Total unrecognized losses	$1.2	$2.0	$2.4	$2.8	$755.0	$122.7	$886.1
The Company has not recognized a deferred income tax liability on temporary differences of $717.0 million (December 31, 2019 - $626.9 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.
The Company designates all dividends paid to its shareholders to be eligible dividends.
The 2020 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2019	Statements of earnings	Other comprehensive income	Other	December 31, 2020
Deferred income tax assets:
Non-capital losses	$22.5	$36.1	$—	$—	$58.6
Asset retirement obligations	—	1.2	—	—	1.2
Other assets	28.1	2.5	0.2	—	30.8
Deferred income tax liabilities:
Property, plant and equipment	(197.1)	(28.5)	—	—	(225.6)
Royalty interests	(5.3)	0.7	—	—	(4.6)
Marketable securities	—	0.1	(0.3)	—	(0.2)
Inventories and Reserves	(26.4)	7.9	—	—	(18.5)
Other liabilities	(2.4)	(8.3)	—	0.2	(10.5)
	$(180.6)	$11.7	$(0.1)	$0.2	$(168.8)
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The 2019 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2018	Statements of earnings	Other comprehensive income	Other	December 31, 2019
Deferred income tax assets:
Non-capital losses	$105.2	$(82.7)	$—	$—	$22.5
Asset retirement obligations	2.8	(2.8)	—	—	—
Other assets	31.2	(2.6)	(0.5)	—	28.1
Deferred income tax liabilities:
Property, plant and equipment	(273.5)	76.4	—	—	(197.1)
Royalty interests	(7.2)	1.9	—	—	(5.3)
Mining duties	(22.6)	22.6	—	—	—
Marketable securities	—	(0.1)	0.1	—	—
Inventories and Reserves	(21.5)	(4.9)	—	—	(26.4)
Other liabilities	(2.6)	0.1	—	0.1	(2.4)
	$(188.2)	$7.9	$(0.4)	$0.1	$(180.6)
19.    LONG-TERM DEBT AND CREDIT FACILITY

	Notes	December 31, 2020	December 31, 2019
5.75% Senior Notes	(a)	$438.6	$—
7% Senior Notes	(b)	—	388.1
Equipment Loans	(c)	28.0	20.4
		$466.6	$408.5
Current portion of long-term debt		$7.9	$4.6
Non-current portion of long-term debt		458.7	403.9
		$466.6	$408.5
(a)5.75% Senior Notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million of Notes at face value due in 2028 with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest.
After October 15, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 – 104.313%; 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment options and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings (loss). The fair value of the embedded derivative as at December 31, 2020 was $8.4 million (note 22(a)).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2020	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020 (December 31, 2019 – $nil). The carrying amount of the long-term debt also excludes the embedded derivative.
(b)7% Senior Notes ("7% Notes")
On March 16, 2017, the Company issued at face value $400 million of 7% Notes due in 2025 with an interest rate of 7% per annum. The 7% Notes were denominated in U.S. dollars and set to mature on April 15, 2025. Interest was payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The 7% Notes were guaranteed by some of the Company's subsidiaries.
On September 8, 2020, the Company issued a notice to redeem its 7% Notes for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The resulting loss of $22.5 million was recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings (loss) (note 33).
(c)Equipment Loans
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa with an interest rate of 5.95% per annum (the "Equipment Loan"). The Equipment Loan, secured by certain mobile equipment, is due to mature on May 31, 2024 and is repayable in monthly installments beginning on June 30, 2020.
The loans are carried at amortized cost on the Consolidated balance sheets.
The following are the contractual maturities related to the Equipment Loans, including interest payments:

	Payments due by period
Equipment Loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2020	$28.2	$31.3	$9.4	$17.9	$4.0	$—
December 31, 2019	$20.7	$23.3	$5.6	$10.5	$7.2	$—
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.2 million as at December 31, 2020 (December 31, 2019 – $0.3 million).
(d)Credit facility
On February 26, 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.
The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2020.
As of December 31, 2020, letters of credit worth $1.7 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2019 - $0.4 million).
(e)Uncollateralized surety bonds
As at December 31, 2020, C$215.3 million (December 31, 2020 - $168.8 million; December 31, 2019 ‐ C$198.9 million, $153.4 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project (note 15(a)). The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.
(f)Performance bonds
As at December 31, 2020, performance bonds of C$39.1 million (December 31, 2020 - $30.7 million; December 31, 2019 - $nil) were outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) and for the Connection and Cost Recovery Agreement related to the Côté Gold Project.
20.    DEFERRED REVENUE
On January 15, 2019, the Company entered into a forward gold sale arrangement (the “Arrangement”) with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.
The Arrangement has been accounted for as a contract in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayment has been recorded as deferred revenue in the Consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, capped at $1,500 per ounce, which also will be recognized as revenue when the gold is delivered.
An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2019		$—
Prepayment from customers		169.8
Finance costs	32	0.7
Balance, December 31, 2019		$170.5
Finance costs	32	9.3
Balance, December 31, 2020		$179.8
21.    FINANCIAL INSTRUMENTS
(a)Risks
The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.
The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:
(i)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.
As at December 31, 2020, in addition to the available credit facility (note 19(d)), the Company’s cash and cash equivalents and short-term investments balance was $947.5 million (December 31, 2019 - $836.7 million). As at December 31, 2020, the Company had accounts payable and accrued liabilities of $244.7 million (December 31, 2019 - $211.9 million), total lease liabilities of $66.8 million (December 31, 2019 - $58.8 million), Senior Notes payable of $438.6 million (December 31, 2019 - $388.1 million) and Equipment Loans payable of $28.0 million (December 31, 2019 - $20.4 million).
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The Company has a treasury policy designed to support management of liquidity risk as follows:
•Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;
•Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•Monitor cash balances within each operating entity;
•Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and
•Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.
Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.
(ii)Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.
The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.
For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.
Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.
Credit risk is also related to receivables from Staatsolie and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from Staatsolie relate to the amount outstanding from Staatsolie, in addition to ongoing operating and capital expenditures, which will be paid out of Staatsolie's gold entitlement from the Saramacca property and the Company monitors collection in line with the terms of the underlying agreements.
(iii)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.
The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.
(b)Financial assets measured at fair value through other comprehensive income (loss)
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through OCI. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2020	2019
Proceeds from sale of marketable securities	$10.4	$10.2
Acquisition date fair value of marketable securities sold	(10.3)	(10.7)
Gain (loss) on sale of marketable securities recorded in OCI	0.1	(0.5)
Reduction in value of marketable securities	(5.0)	—
Net realized change in fair value of marketable securities	$(4.9)	$(0.5)
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

At December 31, 2020, the impact of an increase of 10% in the fair value of marketable securities and warrants would have resulted in an increase in unrealized gains, net of tax of $1.4 million that would have been included in OCI with no impact on net earnings (loss). The impact of a decrease in 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $1.4 million that would have been included in OCI with no impact on net earnings (loss).
(c)Cash flow hedge fair value reserve
(i)Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019

Exchange rate risk
Canadian dollar option contracts	$22.4	$0.7	$1.3	$—
Canadian dollar forward contracts	9.9	1.0	(1.0)	(0.4)
Euro option contracts	—	(1.4)	—	1.4
Crude oil option contracts	(13.5)	5.0	9.6	(2.2)
Gold bullion option contracts	—	—	—	—
	18.8	5.3	9.9	(1.2)
Time value of option contracts excluded from hedge relationship	(3.2)	9.2	13.3	—
	$15.6	$14.5	$23.2	$(1.2)

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Year ended December 31, 2020	Year ended December 31, 2019

Consolidated balance sheets
Property, plant and equipment	$2.0	$0.2
Consolidated statements of earnings (loss)
Cost of sales	19.4	(1.2)
General and administrative expenses	1.8	(0.2)
Total	$23.2	$(1.2)
There was no hedge ineffectiveness for the years ended December 31, 2020 and 2019.
(ii)Currency exchange rate risk
Movements in the Canadian dollar (C$) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.
The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
As at December 31, 2020, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2021	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	252	210	185	647
Rate range ($/C$)[1]	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
1The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The table below sets out the fair value as at December 31, 2020, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2020	Increase of 10%	Decrease of 10%
Canadian dollar (C$)	$35.1	$89.5	$(4.3)
Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2020 and December 31, 2019 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$26.2	$—	$23.8	$23.8	$(23.8)
Canadian dollar forward contracts	8.9	—	8.9	8.9	(8.9)
	$35.1	$—	$32.7	$32.7	$(32.7)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$1.4	$—	$—	$—	$—
Canadian dollar forward contracts	—	—	0.1	0.1	(0.1)
Euro option contracts	—	—	(1.1)	(1.1)	1.1
	$1.4	$—	$(1.0)	$(1.0)	$1.0
(iii)Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, and construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. During the third quarter 2020, the Company established a hedging program to limit the impact of fluctuations in crude oil prices to economically hedge future consumption of diesel and fuel oil to be used in the construction and development of the Côté Gold Project. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at December 31, 2020, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and the Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2021	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	588	520	428	270	1,806
Option contracts with strike prices at ($/barrel)[2]	54 - 65	50 - 65	41 - 65	41 - 55
WTI crude oil option contracts (barrels)[1]	580	573	473	270	1,896
Option contracts with strike prices at ($/barrel)[2]	31 - 62	45 - 62	36 - 60	38 - 50
1Quantities of barrels are in thousands.
2The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The table below sets out the fair value as at December 31, 2020, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as OCI.

	December 31, 2020	Increase of 10%	Decrease of 10%
Brent crude oil option contracts	$(5.9)	$(0.5)	$(14.3)
WTI crude oil option contracts	$(2.6)	$1.6	$(9.8)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.6	$(7.5)	$(3.4)	$(3.4)	$3.4
WTI crude oil option contracts	1.9	(4.5)	1.3	1.3	(1.3)
	$3.5	$(12.0)	$(2.1)	$(2.1)	$2.1

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.8	$(1.3)	$0.9	$0.9	$(0.9)
WTI crude oil option contracts	1.9	(1.0)	0.9	0.9	(0.9)
	$3.7	$(2.3)	$1.8	$1.8	$(1.8)
(iv)Gold bullion market price risk
Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces.
During the third quarter 2020, the Company established a hedging program to manage its exposure to the gold spot price by executing option contracts. The Company’s objective is to hedge the exposure of forecasted gold bullion sales transactions to the uncertainty surrounding future fluctuations in the gold spot price.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales upon entering into gold option contracts during the third quarter 2020. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized.
As at December 31, 2020, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss), are as follows:

	2021	2022	Total
Gold bullion option contracts (ounces)[1]	192	18	210
Price range ($/ounce)[2]	1,600 - 3,000	1,800 - 3,000
1Quantities of gold bullion are in thousands
2The Company executed gold bullion collar options, which consist of put and call options with strike prices within the given range in 2021 through 2022. The Company will incur a gain from the difference between a lower market price and the put strike price. The Company will recognize a loss from the difference between a higher market price and the call strike price.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The table below sets out the fair value as at December 31, 2020, and what the fair value would have been based on an increase or decrease of 10% in the price of gold. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2020	Increase of 10%	Decrease of 10%
Gold bullion option contracts	$8.1	$24.8	$0.7
Additional information on hedging instruments and hedged forecasted transactions related to gold bullion market price risk as at December 31, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$8.1	$—	$—	$—	$—

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$—	$—	$—	$—	$—
(d)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 33) in the Consolidated statement of earnings (loss).
These gains and losses relate to the Company's fair value movements of the outstanding non-hedge derivative contract, the embedded derivative related to prepayment options for the Notes (note 19(a)), the embedded derivative related to the Rosebel power purchase agreement (note 17), and warrants associated with investments in marketable securities.

		Years ended December 31,
	Notes	2020	2019
Non-hedge derivative contract		$—	$0.1
Embedded derivative		(31.1)	11.3
Warrants and other		(0.7)	5.8
	33	$(31.8)	$17.2
22.    FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
▪Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2019.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(a)Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$941.5	$941.5	$—	$—	$941.5
Short-term investments	6.0	6.0	—	—	6.0
Restricted cash	38.6	38.6	—	—	38.6
Marketable securities and warrants	16.4	16.0	—	0.4	16.4
Bond fund investments	6.2	6.2	—	—	6.2
Deferred consideration	14.3	—	—	14.3	14.3
Derivatives
Currency contracts	35.1	—	35.1	—	35.1
Crude oil contracts	3.5	—	3.5	—	3.5
Gold bullion contracts	8.1	—	8.1	—	8.1
Embedded derivative - Prepayment options on 5.75% Senior Notes	8.4	—	8.4	—	8.4
	$1,078.1	$1,008.3	$55.1	$14.7	$1,078.1
Liabilities
Derivatives
Crude oil contracts	$(12.0)	$—	$(12.0)	$—	$(12.0)
Embedded derivative - Rosebel power purchase agreement	(23.3)	—	(23.3)	—	(23.3)
Long-term debt - 5.75% Senior Notes[1]	(454.2)	(460.4)	—	—	(460.4)
Long-term debt - Equipment Loans[2]	(28.2)	—	(28.9)	—	(28.9)
	$(517.7)	$(460.4)	$(64.2)	$—	$(524.6)
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020. The carrying amount of the long-term debt also excludes the embedded derivative.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.2 million as at December 31, 2020.

	December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$830.6	$830.6	$—	$—	$830.6
Short-term investments	6.1	6.1	—	—	6.1
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	17.9	7.4	4.5	6.0	17.9
Derivatives
Currency contracts	1.4	—	1.4	—	1.4
Crude oil contracts	3.7	—	3.7	—	3.7
Embedded derivative - Prepayment options on 7% Senior Notes	12.0	—	12.0	—	12.0
	$899.8	$872.2	$21.6	$6.0	$899.8
Liabilities
Derivatives
Crude oil contracts	$(2.3)	$—	$(2.3)	$—	$(2.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(416.8)	—	—	(416.8)
Long-term debt - Equipment Loan[2]	(20.7)	—	(20.8)	—	(20.8)
	$(423.0)	$(416.8)	$(23.1)	$—	$(439.9)
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019. The carrying amount of the long-term debt also excludes the embedded derivative.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.3 million as at December 31, 2019.

IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2019	$6.0
Reduction in value of marketable securities	(5.0)
Change in fair value reported in Other comprehensive income (loss), net of income taxes	(0.6)
Balance, December 31, 2020	$0.4
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes
The fair value of the embedded derivative as at December 31, 2020 was $8.4 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at December 31, 2020 was $23.3 million and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.
Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the 5.75% Senior Notes as at December 31, 2020 was $460.4 million (7% Senior Notes: December 31, 2019 - $416.8 million).
Equipment Loans
The fair value of the Equipment Loans required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loans as at December 31, 2020 was $28.9 million (December 31, 2019 - $20.8 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

23.    CAPITAL MANAGEMENT
IAMGOLD’s objectives when managing capital are to:
•Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long-term growth strategy;
•Ensure the Company complies with its long-term debt covenants; and
•Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2020	December 31, 2019
Cash and cash equivalents	6	$941.5	$830.6
Short-term investments		6.0	6.1
		$947.5	$836.7
Capital items:
Long-term debt - 5.75% Senior Notes[1]	19(a)	$450.0	$—
Long-term debt - 7% Senior Notes[2]	19(b)	—	400.0
Long-term debt - Equipment Loans[3]	19(c)	28.2	20.7
Credit facility available for use	19(d)	498.3	499.6
Common shares		2,710.8	2,686.8
		$3,687.3	$3,607.1
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020 (December 31, 2019 – $nil).
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $nil as at December 31, 2020 (December 31, 2019 – $4.1 million).
3The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.2 million as at December 31, 2020 (December 31, 2019 – $0.3 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.
The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, purchase or sell gold bullion or enter into forward gold sale arrangements.
The Senior Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 19(a).
24.    SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Year ended December 31,
Number of common shares (in millions)	Notes	2020	2019
Outstanding, beginning of the year		469.0	466.8
Equity issuance	13	3.3	1.0
Issuance of shares for share-based compensation	27	3.0	1.2
Outstanding, end of the year		475.3	469.0
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

25.    NON-CONTROLLING INTERESTS
Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2020			December 31, 2019
	Essakane	Rosebel	Boto	Essakane	Rosebel
Percentage of voting rights held by non-controlling interests	10%	5%	10%	10%	5%
Accumulated non-controlling interest	$55.2	$27.3	$0.3	$42.6	$25.7
Net earnings attributable to non-controlling interests	$13.0	$1.6	$—	$12.8	$0.4
Dividends paid to non-controlling interests[1]	$0.5	$—	$—	$0.5	$—
1For the year ended December 31, 2020, dividends paid to other non-controlling interests amounted to $1.4 million (December 31, 2019 – $1.4 million).
Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2020			December 31, 2019
	Essakane	Rosebel	Boto	Essakane	Rosebel
Current assets	$355.6	$304.5	$5.1	$297.4	$180.6
Non-current assets	975.1	697.6	25.3	958.3	756.0
Current liabilities	(130.6)	(92.0)	(7.4)	(109.2)	(81.0)
Non-current liabilities	(480.8)	(312.1)	(19.4)	(550.4)	(289.5)
Net assets	$719.3	$598.0	$3.6	$596.1	$566.1
	Year ended			Year ended
	December 31, 2020			December 31, 2019
Revenues	$715.0	$380.5	$—	$579.2	$352.5
Net earnings and other comprehensive income	$128.5	$31.8	$—	$130.4	$8.5

Net cash from operating activities	$252.0	$144.5	$(0.1)	$198.0	$53.3
Net cash used in investing activities	(120.3)	(19.4)	(14.3)	(104.5)	(83.3)
Net cash used in financing activities	(105.8)	(18.6)	19.4	(30.9)	(0.4)
Net increase (decrease) in cash and cash equivalents	$25.9	$106.5	$5.0	$62.6	$(30.4)
The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.
26.    EARNINGS (LOSS) PER SHARE

	Years ended December 31,
	2020	2019
Numerator
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$38.5	$(373.3)
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD	$4.1	$(39.3)
Net earnings (loss) attributable to equity holders of IAMGOLD	$42.6	$(412.6)
Denominator (in millions)
Weighted average number of common shares (basic)	472.6	468.0
Basic earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.08	$(0.80)
Basic earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(0.08)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.09	$(0.88)
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Diluted earnings (loss) per share computation

	Years ended December 31,
	2020	2019
Denominator (in millions)
Weighted average number of common shares (basic)	472.6	468.0
Dilutive effect of share options	0.4	—
Dilutive effect of full value award units	5.0	—
Weighted average number of common shares (diluted)	478.0	468.0
Diluted earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.08	$(0.80)
Diluted earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(0.08)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.09	$(0.88)
Equity instruments excluded from the computation of diluted loss per share, which could be dilutive in the future, were as follows:

	Years ended December 31,
(in millions)	2020	2019
Share options	3.3	7.5
Full value awards	—	5.3
	3.3	12.8
27.    SHARE-BASED COMPENSATION

	Years ended December 31,
	2020	2019
Share option award plan	$2.7	$2.4
Full value award plans	9.0	6.8
	$11.7	$9.2
(a)Share option award plan
The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over five years and expire no later than seven years from the grant date.
The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2020, the total number of shares in reserve was 9,666,571, of which, 4,723,741 were outstanding and 4,942,830 were unallocated.

	Year ended December 31, 2020		Year ended December 31, 2019
	Share options (in millions)	Weighted average exercise price (C$/share)[1]	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the year	7.5	$5.11	7.1	$6.15
Granted	—	—	1.4	4.74
Exercised	(1.8)	4.02	—	—
Forfeited	—	—	(0.2)	5.75
Expired	(1.0)	7.72	(0.8)	13.29
Outstanding, end of the year	4.7	$4.91	7.5	$5.11
Exercisable, end of the year	2.3	$4.59	3.9	$5.16
1Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2020 between the U.S. dollar and Canadian dollar was
$0.7841/C$.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The following table summarizes information related to share options outstanding at December 31, 2020:

Range of Prices C$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$/share)
$1.01 - $5.00	2.6	3.2	$4.09
$5.01 - $10.00	2.1	3.6	$5.97
	4.7	3.4	$4.91
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2020	2019
Weighted average risk-free interest rate	—%	1.8%
Weighted average expected volatility[1]	—%	62.8%
Weighted average dividend yield	—%	0.0%
Weighted average expected life of options issued (years)	—	5.0
Weighted average grant-date fair value (C$ per share)	$—	$2.54
Weighted average share price at grant date (C$ per share)	$—	$4.74
Weighted average exercise price (C$ per share)	$—	$4.74
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Full value award plans
(i) Full value award reserve
The Company has a reserve for deferred share units, restricted share units and performance share units for employees and directors with a maximum allotment of 13,756,762 common shares. As of December 31, 2020, the total number of shares in reserve was 7,934,639, of which, 6,683,782 were outstanding and 1,250,857 were unallocated.
A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2020	2019
Outstanding, beginning of the year	5.3	5.2
Granted	3.2	2.0
Issued	(1.2)	(1.2)
Forfeited and withheld for tax	(0.6)	(0.7)
Outstanding, end of the year	6.7	5.3
(ii) Summary of awards granted
Deferred share units
Effective January 1, 2017, directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Deferred share units vest at the end of each year and are released upon a director leaving the Board. The deferred share units are equity settled and have no cash settlement alternatives. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2020	2019
Weighted average risk-free interest rate	0.6%	1.9%
Weighted average expected volatility[1]	64.0%	44.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of deferred share units issued (years)	0.8	1.0
Weighted average grant-date fair value (C$ per share)	$3.68	$5.01
Weighted average share price at grant date (C$ per share)	$3.68	$5.01
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.
Restricted share units
Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.
Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2020	2019
Weighted average risk-free interest rate	0.5%	1.8%
Weighted average expected volatility[1]	54.0%	55.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of restricted share units issued (years)	3.0	3.0
Weighted average grant-date fair value (C$ per share)	$3.32	$4.73
Weighted average share price at grant date (C$ per share)	$3.32	$4.73
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.
Performance share units
Executive officers and certain employees are granted performance share units from the full value award reserve on an annual basis.
The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.
Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.
The following were the inputs to the Monte Carlo model used in determining the fair value of the performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

Year ended December 31,	2020
Risk-free interest rate	0.5%
Expected volatility[1]	53.8%
Dividend yield	0.0%
Expected life of performance share units issued (years)	3.0
Grant-date fair value (C$ per share)	$3.23
Share price at grant date (C$ per share)	$3.30
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(c)Share purchase plan
The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.
28.    COST OF SALES

	Years ended December 31,
	2020	2019
Operating costs[1]	$675.5	$672.0
Royalties	59.2	48.6
Depreciation expense[2]	256.7	275.1
	$991.4	$995.7
1Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
29.    GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2020	2019
Salaries		$24.2	$21.6
Director fees and expenses		1.1	1.1
Professional and consulting fees		5.2	5.3
Other administration costs		2.2	4.5
Share-based compensation		10.7	8.2
(Gain) loss on cash flow hedge	21(c)	1.8	(0.2)
Depreciation expense		1.6	1.5
		$46.8	$42.0
30.    IMPAIRMENT CHARGES, NET OF REVERSAL

	Years ended December 31,
	2020	2019
Doyon CGU[1]
Property, plant and equipment	$—	$395.0
Essakane CGU
Property, plant and equipment	(45.8)	(122.0)
Other
Property, plant and equipment[2]	—	12.5
Exploration and evaluation assets	—	2.3
	$(45.8)	$287.8
1The Doyon CGU consists of the Doyon, Mouska, and Westwood mines.
2Impairment of detox plant at the Essakane mine.
The Company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment or reversal of previously recognized impairment are identified.
Doyon CGU
A seismic event occurred at the Company’s Westwood underground mine on October 30, 2020. As a result of the seismic event the Westwood underground operations were placed on care and maintenance and the underground workforce was temporarily reduced by approximately 70%. Although the Westwood mill was restarted shortly thereafter to commence processing stockpile and Grand Duc open pit ore, the cause of the seismic event continues to be under investigation while a business recovery plan for Westwood is being assessed. The Company plans to complete an updated life of mine plan for Westwood once the investigation of the seismic event and corresponding impact on the underground operations is completed during the third quarter 2021.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The placement of the underground operations on care and maintenance and the uncertainty regarding the impact of the seismic event on the life of mine plan were considered by the Company to be an indicator of impairment for the Doyon CGU.
As a result, an assessment was performed for the Doyon CGU which resulted in no impairment.
Essakane CGU
As a result of the continued increase in the spot price of gold and the significant increase in analyst consensus for future gold prices, the Company increased its long-term gold price estimates as at December 31, 2020, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount.
As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount exceeded its carrying amount of $701.6 million. This resulted in a full reversal of the remaining provision for previously recognized impairment. A $45.8 million reversal of the previous impairment charge recorded in 2013 was recognized in the Consolidated statements of earnings (loss).
Determining FVLCD
The recoverable amounts of the CGUs were determined by calculating the FVLCD, which have been determined to be greater than VIU. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were life of mine production profiles, future gold prices, future foreign exchange rates, reserves and resources, discount rates, value of un-modeled mineralization and future capital and operating expenditures. The estimates of future cash flows for the Doyon CGU were based on the life of mine production profile derived from the most recent budget, five year plan, and life of mine plan, which is approximately 16 years, adjusted where necessary to reflect the impact of the seismic event. For the Essakane CGU, the estimates of future cash flows were derived from the most recent life of mine plan of approximately 9 years, which is based on management's current best estimates of optimized mine and processing plans, future operating costs and capital expenditures.
Management estimated gold prices based on observable market data, including spot price and industry analyst's forecast consensus. The Company used an estimated gold price of $1,850 per ounce for 2021, $1,750 per ounce for 2022 and 2023, $1,700 per ounce for 2024 and 2025, and $1,500 thereafter. Revenues and costs incurred in currencies other than the U.S dollar were translated to U.S. dollar equivalents using estimated foreign exchange rates based on observable market data from independent sources of economic data. The Company used an estimated U.S.$/Canadian $ exchange rate of 1.30 for the first five years and 1.25 for 2026 and beyond and the Company used an estimated €/U.S.$ exchange rate of 1.19 for all years.
The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 6.0% for the Doyon CGU and 7.0% for the Essakane CGU, which reflected specific market risk factors for the mines. Un-modeled mineralization for the CGUs was valued at $37 to $45 per ounce, based on recent market transactions.
31.    OTHER EXPENSES

		Years ended December 31,
	Notes	2020	2019
COVID-19 expenses[1]		$27.4	$—
Temporary suspension costs[2]		16.0	—
Care and maintenance costs[3]		18.6	—
Write-down of assets		2.5	6.6
Consulting costs		1.5	6.4
Changes in asset retirement obligations at closed sites	15(a)	6.1	21.0
Restructuring costs		—	3.2
Other		3.9	6.2
		$76.0	$43.4
1COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19.
2Temporary suspension costs pertain to the temporary work stoppage at Rosebel from June 12 to July 24, 2020.
3Westwood mine was placed on care and maintenance on March 25, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently, on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. Westwood mine was placed on care and maintenance following a seismic event which occurred on October 30, 2020. The underground mine operations are suspended pending the results of an investigation and while the business recovery plan is being assessed.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

32.    FINANCE COSTS

		Years ended December 31,
	Notes	2020	2019
Interest expense		$9.1	$8.1
Credit facility fees		4.8	4.9
Accretion expense - Gold prepayment	20	9.3	0.7
Accretion expense - Other		0.1	0.7
		$23.3	$14.4
Total interest paid during the year ended December 31, 2020 was $31.4 million (December 31, 2019 - $30.5 million). Interest paid relates to interest charges on Notes, credit facilities, the equipment loans and leases.
33.    INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2020	2019
Interest income		$8.9	$12.6
Gain (loss) on non-hedge derivatives and warrants	21(d)	(31.8)	17.2
Gain on establishment of the Rosebel UJV	5	16.9	—
Gain on sale of 70% interest in the Eastern Borosi property		4.1	—
Loss on redemption of 7% Senior Notes	19(b)	(22.5)	—
Other gains (losses)		0.5	(0.7)
		$(23.9)	$29.1
34.    EXPENSES BY NATURE
The following employee benefits expenses are included in cost of sales, general and administrative expenses, other expenses, and exploration expenses.

	Years ended December 31,
	2020	2019
Salaries, short-term incentives, and other benefits	$228.3	$203.9
Share-based compensation	11.5	8.8
Other	5.7	4.4
	$245.5	$217.1
35.    CASH FLOW ITEMS
(a)    Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2020	2019
Share-based compensation	27	$11.7	$9.2
Write-down of assets		3.4	6.7
Gain on sale of 70% interest in Eastern Borosi property		(4.1)	—
Share of net loss from investments in associate and incorporated joint ventures, net of income taxes	10	1.6	26.1
Interest income	33	(8.9)	(12.6)
Impairment of investment in Sadiola	11	—	9.4
Effects of exchange rate fluctuation on cash and cash equivalents		(8.7)	(1.5)
Effect of exchange rate fluctuation on short-term investments		—	2.3
Effects of exchange rate fluctuation on restricted cash		(2.7)	0.5
Employee benefits		2.2	1.3
Other		5.3	(2.8)
		$(0.2)	$38.6
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(b)Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2020	2019
Receivables and other current assets	$(24.4)	$12.3
Inventories and non-current ore stockpiles	(3.4)	(22.2)
Accounts payable and accrued liabilities	7.3	5.4
	$(20.5)	$(4.5)
(c)Net cash used in operating activities related to closed mines

		Years ended December 31,
	Notes	2020	2019
Net loss from closed mines		$(7.4)	$(27.4)
Adjustments for:
Share of net loss from investments in associate and incorporated joint ventures, net of income taxes	10	—	(0.1)
Finance costs at closed mines	32	1.1	1.0
Changes in estimates of asset retirement obligations at closed sites	31	6.1	21.0
Loss on investment in Yatela	11	—	5.3
Movement in non-cash working capital at closed sites		(0.1)	—
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites	15(a)	(1.9)	(2.1)
		$(2.2)	$(2.3)
(d) Other investing activities

		Years ended December 31,
	Notes	2020	2019
Advances to Staatsolie		$(30.9)	$—
Repayment from Staatsolie		44.7	—
Disposal (acquisition) of investments		(2.2)	2.8
Interest received		7.1	12.5
Increase in restricted cash		(6.4)	(3.5)
Purchase of additional common shares of associate	10	—	(5.0)
Acquisition of exploration and evaluation assets		(0.4)	(1.8)
Repayment for other assets		0.2	2.8
Advances to related parties	37	(0.1)	(0.2)
Repayments from related parties	37	0.1	4.3
Other		(0.1)	0.4
		$12.0	$12.3
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(e) Reconciliation of long-term debt arising from financing activities

	Equipment Loans	5.75% Senior Notes	7% Senior Notes	Total
Balance, January 1, 2019	$—	$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loans	23.3	—	—	23.3
Deferred transaction costs	(0.3)	—	—	(0.3)
Repayments	(2.3)	—	—	(2.3)
Non-cash changes:
Amortization of deferred financing charges	—	—	0.9	0.9
Foreign currency translation	(0.3)	—	—	(0.3)
Change in fair value of embedded derivative	—	—	(11.3)	(11.3)
Balance, December 31, 2019	$20.4	$—	$388.1	$408.5
Cash changes:
Gross proceeds	10.9	450.0	—	460.9
Deferred transaction costs	—	(7.5)	—	(7.5)
Repayments	(6.2)	—	(421.3)	(427.5)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.3	0.5	0.9
Foreign currency translation	2.8	—	—	2.8
Change in fair value of embedded derivative	—	(4.2)	12.0	7.8
Loss on redemption	—	—	22.5	22.5
Other	—	—	(1.8)	(1.8)
Balance, December 31, 2020	$28.0	$438.6	$—	$466.6
36.    COMMITMENTS

	December 31, 2020	December 31, 2019
Purchase obligations	$120.3	$124.4
Capital expenditure obligations	400.6	42.0
Lease obligations	72.4	65.2
	$593.3	$231.6
(a)    Commitments – payments due by period

As at December 31, 2020	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$120.3	$90.4	$20.2	$9.2	$0.5
Capital expenditure obligations	400.6	248.6	152.0	—	—
Lease obligations	72.4	21.1	34.6	15.1	1.6
	$593.3	$360.1	$206.8	$24.3	$2.1
1 Due over the period from January 1, 2021 to December 31, 2021.
2 Due over the period from January 1, 2022 to December 31, 2023.
3 Due over the period from January 1, 2024 to December 31, 2025.
4 Due from January 1, 2026 and beyond.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(b)Royalties included in Cost of sales
Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2020	December 31, 2019
Essakane[1]	$36.8	$27.1
Rosebel[2]	22.4	21.5
	$59.2	$48.6
1Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.
22% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.
37.    RELATED PARTY TRANSACTIONS
(a)    Receivables and other current assets from related parties
The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets prior to the sale of its interest in Sadiola (note 11):

		Years ended December 31,
	Notes	2020	2019
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year		$—	$0.1
Advances		0.1	0.2
Repayments		(0.1)	(0.3)
Balance, end of the year		$—	$—
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the year		$—	$14.0
Repayments		—	(4.0)
Reclassified to assets held for sale	11	—	(10.0)
Balance, end of the year		$—	$—
1 These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.
(b)Compensation of key management personnel
Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2020	2019
Salaries and other benefits	$5.7	$5.6
Retirement benefits	6.1	—
Share-based payments	2.5	5.1
	$14.3	$10.7
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

38.    SEGMENTED INFORMATION
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine and Saramacca pit;
•Canada - Doyon division, including Westwood mine;
The Company’s non-gold segments are divided as follows:
•Côté Gold Project;
•Exploration and evaluation and development; and
•Corporate - includes royalty interests located in Canada and investments in associate and incorporated joint ventures.

	December 31, 2020			December 31, 2019
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$976.9	$1,332.5	$284.4	$958.1	$1,255.6	$254.2
Suriname	698.5	1,003.4	399.0	756.1	938.5	360.8
Canada	331.7	349.0	205.9	315.4	338.9	203.7
Total gold mines excluding incorporated joint ventures	2,007.1	2,684.9	889.3	2,029.6	2,533.0	818.7
Côté Gold Project[1]	566.8	618.2	35.6	457.0	460.8	8.2
Exploration and evaluation and development	85.7	234.3	11.6	53.7	144.7	5.4
Corporate[2]	99.2	616.9	672.3	58.8	723.6	611.0
Total per consolidated financial statements	$2,758.8	$4,154.3	$1,608.8	$2,599.1	$3,862.1	$1,443.3
1 The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s CODM to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
2 The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
Year ended December 31, 2020

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$715.0	$408.0	$166.7	$—	$—	$(45.8)	$14.8	$171.3	$113.7
Suriname	380.5	231.1	70.8	—	3.4	—	28.7	46.5	67.8
Canada	146.2	95.6	17.5	—	—	—	29.0	4.1	21.2
Total gold mines excluding incorporated joint ventures	1,241.7	734.7	255.0	—	3.4	(45.8)	72.5	221.9	202.7
Côté Gold Project[5]	—	—	—	—	2.7	—	—	(2.7)	73.1
Exploration and evaluation and development[6]	—	—	—	—	21.8	—	0.7	(22.5)	16.1
Corporate[7]	—	—	1.7	46.8	—	—	2.8	(51.3)	0.8
Total per consolidated financial statements	$1,241.7	$734.7	$256.7	$46.8	$27.9	$(45.8)	$76.0	$145.4	$292.7
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s CODM to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
6 Closed site costs on Exploration and evaluation properties included in Other expenses.
7 Includes earnings from royalty interests.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Year ended December 31, 2019

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$579.2	$365.4	$149.0	$—	$—	$(109.5)	$1.5	$172.8	$101.0
Suriname	352.5	255.8	70.6	—	3.7	—	3.9	18.5	83.7
Canada	133.6	99.4	48.1	—	—	395.0	27.8	(436.7)	31.7
Total gold mines excluding incorporated joint ventures	1,065.3	720.6	267.7	—	3.7	285.5	33.2	(245.4)	216.4
Côté Gold Project[5]	—	—	—	—	2.2	—	—	(2.2)	31.3
Exploration and evaluation and development[6]	—	—	—	—	28.6	—	0.3	(28.9)	—
Corporate[7]	—	—	7.4	42.0	—	2.3	9.9	(61.6)	3.7
Total per consolidated financial statements	$1,065.3	$720.6	$275.1	$42.0	$34.5	$287.8	$43.4	$(338.1)	$251.4
1Excludes depreciation expense.
2Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
5The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s CODM to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
6Closed site costs on Exploration and evaluation properties included in Other expenses.
7Includes earnings from royalty interests.
39.    SUBSEQUENT EVENTS
On January 12, 2021, the Company entered into an agreement to sell a royalty portfolio to Triple Flag Precious Metals Corp for up to $47.6 million . The royalty portfolio includes up to 39 royalties on various non-core exploration and development properties. The transaction has not been completed and is subject to customary closing conditions, a minimum value condition and, in certain instances, rights of first refusal. The transaction is expected to close during the first quarter of 2021.
On January 28, 2021, the Company participated in INV Metals' private placement of common shares and acquired an additional 4.8 million common shares of INV Metals at a price of C$0.45 per share for an aggregate amount of $1.7 million (C$2.2 million). This acquisition allowed the Company to maintain a 35.5% ownership interest in INV Metals.
On February 12, 2021, the Company further amended the $500 million credit facility to primarily, among other things, extend the maturity date by two years to January 31, 2025 for $490 million of the available credit.
IAMGOLD CORPORATION
2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020