Form 40-F
period 2021-12-31
IAMGOLD CORP
filed 2022-02-24
CIK 1203464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 40-F
_______________________
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
_______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 476,987,263
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
Emerging growth company [ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]
The Annual Information Form dated February 24, 2022, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2021, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-238310), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

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
DISCLOSURE CONTROLS AND PROCEDURES
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation, the Interim CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Interim CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
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

The Company’s management, including the Interim CEO and CFO, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur, and not be detected.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company’s independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID:85.
The required disclosure is included under the headings “Audit and Finance Committee—External Auditor Service Fees” and “Audit and Finance Committee—Pre-Approval Policies and Procedures” in the AIF, and is incorporated by reference in this Annual Report.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report.
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
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file this Annual Report arises, or transactions in said securities.

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
EXHIBITS

99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
99.7	Consent of Wood Canada Limited
99.8	Consent of R. McIsaac
99.9	Consent of C. MacDougall
99.10	Consent of G. Gosson
99.11	Consent of R. Sirois
99.12	Consent of G Mining Services Inc.
99.13	Consent of L-B. Denoncourt
99.14	Consent of A. Coulson
99.15	Consent of A. Smith
99.16	Consent of M-F. Bugnon
99.17	Consent of B. Shah
99.18	Consent of M. Davachi
99.19	Consent of V. Blanchet
99.20	Consent of SRK Consulting (Canada) Inc.
99.21	Consent of P. O’Hara
99.22	Consent of D. Isabel
99.23	Consent of O. Leuangthong
99.24	Consent of P. Chabot
99.25	Consent of T. Manning
99.26	Consent of Lycopodium Mineral Canada Limited
99.27	Consent of S. Rivard
99.28	Consent of Knight Piésold Ltd.
99.29	Consent of T. Ciuculescu
99.30	Consent of SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates)
99.31	Consent of F. J. Sawadogo
99.32	Consent of R. B. Burnley
99.33	Consent of J. Purchase
99.34	Consent of M. Gauthier
99.35	Consent of A. Ladidi
99.36	Consent of C. Charles
99.37	Consent of N. Landry
99.38	Consent of M. Deshaies
99.39	Consent of P. Ferland

99.40	Consent of S. Pelletier
99.41	Consent of L. Ragsdale
99.42	Consent of G. Bourque
99.43	Consent of J. Cox
99.44	Consent of S. Theban
99.45	Consent of R. Turenne
99.46	Consent of I. Crundwell
99.47	Consent of WSP Canada Inc.
99.48	Consent of A. Mitrofanov
99.49	Consent of A. Mouton
99.50	Consent of S. Daniel
99.51	Consent of G. Ferlatte
99.52	Consent of M. Dromacque
99.53	Consent of B. Perron
101	Inline interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
IAMGOLD CORPORATION
/s/ Daniella E. Dimitrov
By:    ____________________________
Name:    Daniella E. Dimitrov
Title:    President, Chief Financial Officer and Interim Chief Executive Officer
Date:    February 24, 2022