Form 40-F
period 2022-12-31
IAMGOLD CORP
filed 2023-03-28
CIK 1203464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 40-F
_______________________
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
_______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 478,975,512
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
Emerging growth company [ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

The Annual Information Form dated March 27, 2023, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2022, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-267237), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

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
DISCLOSURE CONTROLS AND PROCEDURES
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chair, Interim President and Chief Executive Officer (“CEO”) and Interim Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
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
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.
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
AUDIT COMMITTEE FINANCIAL EXPERT
The required disclosure is included under the heading “Audit and Finance Committee-Composition and Relevant Education and Experience of Members” in the AIF and is incorporated by reference in this Annual Report.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company’s independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID:85.
The required disclosure is included under the headings “Audit and Finance Committee-External Auditor Service Fees” and “Audit and Finance Committee-Pre-Approval Policies and Procedures” in the AIF and is incorporated by reference in this Annual Report.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company’s Board of Directors (the “Board”) has a separately designated standing Audit and Finance Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit and Finance Committee are disclosed under the heading “Audit and Finance Committee-Composition and Relevant Education and Experience of Members” in the AIF and is incorporated by reference in this Annual Report.

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
EXHIBITS

99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
99.7	Consent of Wood Canada Limited
99.8	Consent of R. McIsaac
99.9	Consent of C. MacDougall
99.10	Consent of G Mining Services Inc.
99.11	Consent of L. B. Denoncourt
99.12	Consent of A. Smith
99.13	Consent of M-F. Bugnon
99.14	Consent of B. Shah
99.15	Consent of M. Davachi

99.16	Consent of SRK Consulting (Canada) Inc.
99.17	Consent of P. O’Hara
99.18	Consent of O. Leuangthong
99.19	Consent of P. Chabot
99.20	Consent of Lycopodium Mineral Canada Limited
99.21	Consent of S. Rivard
99.22	Consent of Knight Piésold Ltd.
99.23	Consent of T. Ciuculescu
99.24	Consent of SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates)
99.25	Consent of F. J. Sawadogo
99.26	Consent of J. Purchase
99.27	Consent of M. Gauthier
99.28	Consent of A. Ladidi
99.29	Consent of C. Charles
99.30	Consent of N. Landry
99.31	Consent of M. Deshaies
99.32	Consent of P. Ferland
99.33	Consent of S. Pelletier
99.34	Consent of L. Ragsdale
99.35	Consent of G. Bourque
99.36	Consent of J. Cox
99.37	Consent of S. Theben
99.38	Consent of R. Turenne
99.39	Consent of I. Crundwell
99.40	Consent of A. Mitrofanov
99.41	Consent of A. Mouton
99.42	Consent of S. Daniel
99.43	Consent of G. Ferlatte
99.44	Consent of M. Dromacque
99.45	Consent of B. Perron
99.46	Consent of D. Nada
99.47	Consent of V. Blanchet
99.48	Consent of D. Isabel
99.49	Consent of T.J. Manning
99.50	Consent of R. Breese Burnley
101	Inline interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
IAMGOLD CORPORATION
By: __/s/ Maryse Bélanger____
Name: Maryse Bélanger
Title: Chair, Interim President and Chief Executive Officer
Date: March 27, 2023