Form 40-F
period 2023-12-31
IAMGOLD CORP
filed 2024-03-15
CIK 1203464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 40-F
_______________________
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission file number: 001-31528
_______________________

IAMGOLD CORPORATION
(Exact Name of Registrant as Specified in its Charter)
_______________________

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification No.)
150 King Street, Suite 2200

Toronto, Ontario M5H 1J9
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
_______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 481,312,964
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

The Annual Information Form dated March 14, 2024, Management’s Discussion and Analysis, and Audited Consolidated Financial Statements for the year ended December 31, 2023, in each case, of IAMGOLD Corporation (the “Company”), included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, to this annual report on Form 40-F of the Company (the “Annual Report”), are incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-267237), and the Annual Report is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-142127).

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
DISCLOSURE CONTROLS AND PROCEDURES
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
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
EXHIBITS

97	Clawback Policy
99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
99.7	Consent of Wood Canada Limited
99.8	Consent of A. Smith
99.9	Consent of M-F. Bugnon
99.10	Consent of B. Shah
99.11	Consent of M. Davachi

99.12	Consent of P. O’Hara
99.13	Consent of P. Chabot
99.14	Consent of SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates)
99.15	Consent of F. J. Sawadogo
99.16	Consent of M. Gauthier
99.17	Consent of M. Ducharme
99.18	Consent of C. Charles
99.19	Consent of N. Landry
99.20	Consent of M. Deshaies
99.21	Consent of P. Ferland
99.22	Consent of S. Pelletier
99.23	Consent of L. Ragsdale
99.24	Consent of G. Bourque
99.25	Consent of J. Cox
99.26	Consent of S. Theben
99.27	Consent of R. Turenne
99.28	Consent of S. Daniel
99.29	Consent of M. Dromacque
99.30	Consent of D. Nada
99.31	Consent of F. Napon
99.32	Consent of H. Chattaoui
99.33	Consent of R. Lapointe
99.34	Consent of D. Doucet
101	Inline interactive data file
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
IAMGOLD CORPORATION
By: __/s/ Renaud Adams____
Name: Renaud Adams
Title: President and Chief Executive Officer
Date: March 14, 2024